SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 01, 2007

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(CONSOLIDATED)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
(Translation of financial statements originally issued in Spanish – See Note 2)

_____________________________________________________________________

CONTENTS

Report of Independent Auditors
Consolidated Balance Sheets
Consolidated Statement of Income
Consolidated Statement of Cash Flow
Notes to the Consolidated Financial Statements

ThCh$:	Thousands of Chilean pesos.
UF :	The Unidad de Fomento, or UF, is an inflation-indexed peso-denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month.
ThUS$:	Thousands of US dollars.

Report of Independent Auditors
(Translation of a report originally issued in Spanish--See Note 2 (b))

• Huérfanos 770, 5 Piso Santiago, Chile	• Teléfono: (56-2) 676 1001 Fax: (56-2) 676 1010 Casilla: 2823

Report of Independent Auditors
To the President, Shareholders and Directors of
Compañia de Telecomunicaciones de Chile S.A:

1.
We have audited the accompanying consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income and of cash flows for the years then ended. These financial statements (and corresponding notes) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The attached Reasoned Analysis is not an integral part of these financial statements; therefore this report does not include it.

2.
We conducted our audits in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía de Telecomunicaciones de Chile S.A and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles in Chile.

/s/ Andrés Marchant V.
Andrés Marchant V.	ERNST & YOUNG LTDA.

Santiago, January 24, 2007

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31,2006)

ASSETS	Notes	2006	2005	LIABILITIES	Notes	2006	2005

		ThCh$	ThCh$			ThCh$	ThCh$
CURRENT ASSETS				CURRENT LIABILITIES
Cash		10,074,960	6,424,238	Short-term obligations with banks
Time deposits	(34)	27,543,715	86,753,294	and financial institutions	(15)	2,005,114	1,347,294
Marketable securities, net	(4)	16,263,602	16,078,005	Commercial paper	(17 a)	-	58,285,826
Accounts receivable, net	(5)	176,310,318	151,965,200	Current maturities of bonds payable	(17 b)	1,839,758	113,712,131
Notes receivable, net	(5)	4,125,379	3,433,457	Current maturities of other long-term obligations		11,722	16,862
Other receivables	(5)	10,524,404	12,271,773	Dividends payable		1,598,709	1,755,595
Accounts receivable from related companies	(6 a)	17,421,462	14,546,828	Trade accounts payable	(35)	107,216,258	78,087,761
Inventories, net		5,259,293	2,867,731	Other payables	(36)	13,926,967	20,939,772
Recoverable taxes		2,965,213	4,731,578	Accounts payable to related companies	(6 b)	33,007,160	26,408,461
Prepaid expenses		922,191	2,655,976	Accruals	(18)	8,381,697	10,299,309
Deferred taxes	(7 b)	13,932,290	11,930,838	Withholdings		16,586,668	12,584,338
Other current assets	(8)	10,948,558	11,333,038	Unearned income		10,099,258	10,981,319
				Other current liabilities		-	849,241

TOTAL CURRENT ASSETS		296,291,385	324,991,956	TOTAL CURRENT LIABILITIES		194,673,311	335,267,909

PROPERTY, PLANT AND EQUIPMENT	(10)			LONG-TERM LIABILITIES
Land		27,858,064	27,852,723	Long-term debt with banks and
Buildings and improvements		785,112,256	791,790,968	financial institutions	(16)	331,380,831	326,873,609
Machinery and equipment		2,762,527,493	2,723,729,586	Bonds payable	(17 b)	66,141,943	12,453,342
Other property, plant and equipment		316,701,911	264,559,181	Other accounts payable		28,210,503	26,013,822
Technical revaluation		9,463,656	9,948,548	Accruals	(18)	35,525,488	36,078,910
Accumulated depreciation		(2,672,072,073)	(2,490,072,578)	Deferred taxes	(7 b)	55,064,116	59,588,547
				Other liabilities		3,788,895	4,095,910

TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,229,591,307	1,327,808,428	TOTAL LONG-TERM LIABILITIES		520,111,776	465,104,140

				MINORITY INTEREST	(20)	1,230,287	1,670,081

OTHER LONG-TERM ASSETS				SHAREHOLDERS' EQUITY	(21)
Investments in related companies	(11)	8,109,310	7,996,697	Paid-in capital		890,894,953	931,859,276
Investments in other companies		4,179	4,179	Other reserves		(3,000,511)	(1,788,017)
Goodwill, net	(12)	15,954,977	18,838,807	Retained earnings		12,866,433	14,940,840
Other receivables	(5)	13,607,076	15,706,980	Net income		23,353,046	25,712,170
Intangibles	(13)	53,232,441	49,902,875	Less: Interim dividend		(10,486,613)	(10,771,330)
Accumulated amortization	(13)	(17,959,777)	(12,093,163)
Others non-current asset	(14)	17,945,351	13,897,470

TOTAL LONG-TERM ASSETS		90,893,557	94,253,845	TOTAL SHAREHOLDERS' EQUITY		900,760,875	945,012,099

TOTAL ASSETS				TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY
		1,616,776,249	1,747,054,229			1,616,776,249	1,747,054,229

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2006)

		2006	2005
OPERATING INCOME:		ThCh$	ThCh$

Operating revenues		577,203,534	592,904,274
Operating costs		(373,024,912)	(380,887,804)

Gross profit		204,178,622	212,016,470

Administrative and selling expenses		(121,554,811)	(123,091,244)

OPERATING INCOME		82,623,811	88,925,226

NON-OPERATING RESULTS:

Interest income		4,436,559	8,152,458
Equity in earnings of equity-method investees	(11)	1,949,359	1,748,329
Other non-operating income	(22 a)	1,616,867	3,170,833
Equity in losses of equity-method investees	(11)	(33,628)	(33,193)
Amortization of goodwill	(12)	(2,222,691)	(1,616,816)
Interest expense and other		(19,480,089)	(30,120,752)
Other non-operating expenses	(22 b)	(16,644,682)	(13,351,580)
Price-level restatement, net	(23)	500,929	1,985,668
Foreign currency translation, net	(24)	164,889	976,129

NON-OPERATING (LOSS) NET		(29,712,487)	(29,088,924)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		52,911,324	59,836,302

Income taxes	(7 c)	(29,599,897)	(34,093,408)

INCOME BEFORE MINORITY INTEREST		23,311,427	25,742,894

Minority interest	(20)	41,619	(30,724)

NET INCOME		23,353,046	25,712,170

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2006)

	2006	2005
	ThCh$	ThCh$
NET CASH
FROM OPERATING ACTIVITIES	234,756,004	226,266,713

Net income	23,353,046	25,712,170

Sales of assets:	(1,036,796)	21,738

Net (income) loss on sale of investments	(1,036,796)	21,738

Charges ( credits ) to income that do not represent
cash flows:	232,823,194	233,018,572

Depreciation	204,906,820	200,920,193
Amortization of intangibles	5,024,127	4,847,335
Provisions and write offs	18,834,385	24,902,211
Equity participation in income of equity method investees	(1,949,359)	(1,748,329)
Equity participation in losses of equity method investees	33,628	33,193
Amortization of goodwill	2,222,691	1,616,816
Price-level restatement, net	(500,929)	(1,985,668)
Foreign currency translation, net	(164,889)	(976,129)
Other credits to income that do not represent
cash flows	(348,448)	(291,238)
Other charges to income that do not represent
cash flows	4,765,168	5,700,188

Changes in operating assets
(increase) decrease:	(18,243,150)	66,003,112

Trade accounts receivable	(25,378,648)	(6,020,873)
Inventories	(1,691,020)	2,248,105
Other assets	8,826,518	69,775,880

Changes in operating liabilities
increase (decrease):	(2,098,671)	(98,519,603)

Accounts payable related to
operating activities	8,120,222	(74,456,219)
Interest payable	1,090,622	1,748,841
Income taxes payable, net	(16,247,098)	(23,756,730)
Other accounts payable related to non-operating
activities	5,574,141	1,727,998
V.A.T. and other similar taxes payable	(636,558)	(3,783,493)

Net (loss) income from minority interest	(41,619)	30,724

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE EXERCISES ENDED DECEMBER 31, 2006 AND 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2006)

	2006	2005
	ThCh$	ThCh$
NET CASH USED IN
FINANCING ACTIVITIES	(180,343,675)	(205,394,443)

Obligations with the public	73,366,735	70,465,529
Dividends paid	(24,022,430)	(118,171,643)
Capital distribution	(40,596,288)	-
Loans repaid	-	(35,093,202)
Repayment of obligations with the public	(188,404,582)	(122,595,127)
Other financing activities	(687,110)	-

NET CASH USED IN
INVESTING ACTIVITIES	(109,463,791)	(88,253,741)

Sales of property, plant and equipment	60,000	1,263,681
Sale of other investments	-	12,143,501
Other investment income	-	26,866
Acquisition of property, plant and equipment	(109,523,791)	(73,579,347)
Investments in related companies	-	(49,591)
Investments in financial instruments	-	(19,146,457)
Other investing activities	-	(8,912,394)

NEGATIVE NET CASH FLOWS FOR THE YEAR	(55,051,462)	(67,381,471)

EFFECT OF INFLATION ON CASH
AND CASH EQUIVALENTS	(863,534)	(1,574,386)

NET DECREASE OF CASH
AND CASH EQUIVALENTS	(55,914,996)	(68,955,857)

CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	97,262,053	166,217,910

CASH AND CASH EQUIVALENTS AT
END OF YEAR	41,347,057	97,262,053

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

(Translation of a report originally issued in Spanish – see Note 2 to the Financial Statements)
Notes to the Consolidated Financial Statements

1. Composition of Consolidated Group and Registration with the Securities Registry:

a) Compañía de Telecomunicaciones de Chile (“Telefónica Chile”, the “Parent Company” when referred to on an individual basis or the “Company” when referred in conjunction with its subsidiaries) is a publicly-held corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Security and Exchange Commission (“SVS”).

b) Subsidiary companies registered with the Securities Registry:

SUBSIDIARIES			Participation
	TAXPAYER	Registration	(direct & indirect)
	No.	Number	2006	2005
			%	%

Telefónica Larga Distancia S.A.	96,551,670-0	456	99.31	99.16
Telefónica Asistencia y Seguridad S.A.	96,971,150-8	863	99.99	99.99

2. Summary of Significant Accounting Policies:

(a) Accounting period:

The consolidated financial statements correspond to the years ended December 31, 2006 and 2005.

(b) Basis of preparation:

These consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Chile (“Chilean GAAP”) and standards set forth by the Chilean Security and Exchange Commission (“SVS”). In the event of any discrepancies in these regulations, SVS regulations supersede Chilean GAAP. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”). For the convenience of the reader, these financial statements have been translated from Spanish to English.

The Company’s consolidated financial statements as of June 30 and December 31 of each year are prepared in order to be reviewed and audited, respectively, in accordance with current legal regulations. The Company voluntarily submits the quarterly financial statements as of March 31 and September 30 to an interim financial information review performed in accordance with regulations established for this type of review, described in Generally Accepted Auditing Standard No. 45 Section No. 722, issued by the Chilean Association of Accountants.

(c) Basis of presentation:

The consolidated financial statements for 2005 and their notes have been adjusted for comparison purposes by 2.1% in order to allow comparison with the 2006 consolidated financial statements. For comparison purposes, certain reclassifications have been made to the 2005 consolidated financial statements.

(d) Basis of consolidation:

These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant intercompany transactions have been eliminated, and the participation of minority investors has been recognized under Minority Interest (Note 20).

2.  Summary of Significant Accounting Policies, continued:

(d) Basis of consolidation, continued:

Companies included in consolidation:

As of December 31, 2006, the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:

		Ownership Percentage

TAXPAYER	Company Name		2006		2005
No.		Direct	Indirect	Total	Total

96,551,670-0	Telefónica Larga Distancia S.A.	99.31	-	99.31	99.16
96,961,230-5	Telefónica Gestión de Servicios Compartidos Chile S.A.	99.99	-	99.99	99.99
74,944,200-K	Fundación Telefónica Chile	50.00	-	50.00	50.00
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	99.99	-	99.99	99.99
90,430,000-4	Telefónica Empresas CTC Chile S.A.	99.99	-	99.99	99.99
78,703,410-1	Telefónica Multimedia Chile S.A. (1)	99.99	-	99.99	99.99
96,834,320-3	Telefónica Internet Empresas S.A. (2)	99.99	-	99.99	99.99
96,811,570-7	Instituto Telefónica Chile S.A. (5)	-	99.99	99.99	79.99
96,545,500-0	CTC Equipos y Servicios de Telecomunicaciones S.A. (3)	-	-	-	99.99
96,887,420-9	Globus 120 S.A. (4)	-	-	-	99.99

1) On January 26, 2006, Telefónica Internet S.A. sold its entire ownership interest of 449,081 shares to Telefónica Chile for ThCh$1,624,273 (historical). On that same date, CTC Equipos y Servicios de Telecomunicaciones S.A. sold its entire ownership interest of 1 share to Telefónica Chile S.A. for ThCh$4.

On April 19, 2006, Tecnonáutica S.A. changed its name to Telefónica Multimedia Chile S.A.

2) On January 26, CTC Equipos y Servicios de Telecomunicaciones S.A. sold its entire ownership interest of 16 shares to Telefónica Chile for ThCh $132.

On January 27, 2006 ,Telefónica Empresas CTC Chile sold its entire ownership interest of 215,099 shares to Telefónica Chile for ThCh $1,468,683 (historical).

3) On March 1, 2006, Telefónica Chile absorbed the subsidiary CTC Equipos y Servicios de Telecomunicaciones S.A. after purchasing 1 share of that company from third parties for ThCh$11 on February 28, 2006.

4) On April 21, 2006 Telefónica Mundo S.A. absorbed the subsidiary Globus 120 S.A. and subsequently changed its name to Telefónica Larga Distancia S.A.

5) On October 20, 2006, Telefónica Internet Empresas S.A. sold 1,703,999 shares to Telefónica Gestión de Servicios Compartidos Chile S.A. for ThCh$12,800.

On that same date, Telepeajes de Chile S.A. changed its name to Instituto Telefónica Chile S.A.

2. Summary of Significant Accounting Policies, continued:

(e) Price-level restatement:

The consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Chilean GAAP, in order to reflect the changes in the purchasing power of the currency during both exercises. The accumulated variation in the Chilean Customer Price Index (CPI) as of December 31, 2006 and 2005, for initial balances, is 2.1% and 3.6%, respectively.

(f) Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, Brazilian Reales, UF (Unidad de Fomento) and JPY (Japanese Yen) have been converted to pesos at the exchange rates as of each year end:

YEAR	US$	EURO	BRAZILIAN REAL	JPY	UF

2006	532.39	702.08	249.28	4.47	18,336.38

2005	512.50	606.08	219.35	4.34	17,974.81

Foreign currency translation differences resulting from the application of this standard are credited or charged to income for the year.

(g) Time deposits:

Time deposits are carried at cost plus adjustments, where applicable, and interest accrued up to each year end.

(h) Marketable securities:

Fixed income securities are recorded at their price-level restated acquisition value, plus interest accrued as of each year end using the real rate of interest determined as of the date of purchase, or their market value, whichever is less.

(i) Inventories:

Equipment held for sale is carried at price-level restated acquisition or development cost or market value, whichever is less.

Inventories estimated to be used during the next twelve months are classified as current assets and their cost is price-level restated. The obsolescence provision has been determined on the basis of a survey of materials with slow turnover.

(j) Allowance for doubtful accounts:

Different percentages are applied when calculating the allowance for doubtful accounts, depending on the aging of such accounts. The allowance for debts exceeding 120 days, or 180 days in the case of large customers (corporations), is for 100% of the amount receivable.

2. Summary of Significant Accounting Policies, continued:

(k) Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition or construction cost.

Property, plant and equipment acquired up to December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and those acquired subsequently are carried at their acquisition value, except for those assets which are carried at the appraisal value recorded as of September 30, 1986, as authorized in SVS Circular No. 550. All these values have been price-level restated.

(l) Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 8.21% .

(m) Leased assets:

Leased assets with a purchase option and whose contracts meet the characteristics of a financial lease are recorded in a similar fashion to the acquisition of property, plant and equipment, by recognizing the full obligation and interest on an accrual basis. These assets are not legally owned by the Company; therefore, until it exercises the purchase option they cannot be freely disposed of.

(n) Intangibles:

i) Rights to underwater cable:

Corresponds to the rights acquired by the Company for the use of an underwater cable to transmit voice and data. This right is amortized over the term of the respective contracts, with a maximum of 25 years.

ii) Software licenses:

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 4 years.

(o) Investments in related companies:

These investments are accounted for under the equity method, which recognizes the investor’s share of income on an accrual basis. For investments abroad, the valuation methodology applied is that defined in Technical Bulletin No. 64. These investments are controlled in dollars, since they are in countries deemed to be unstable and their activities are not an extension of the Company’s operations.

(p) Goodwill:

This account corresponds to the valuation differences that are created when adjusting the cost of the investments, adopting the equity method or making a new purchase. Goodwill and negative goodwill amortization periods have been determined considering aspects such as the nature and characteristics of the business and the estimated period of return of the investment (Note 12).

2. Summary of Significant Accounting Policies, continued:

(q) Transactions with repurchase agreements:

Purchases of securities under agreement to resell are recorded as fixed rate securities and are classified under Other Current Assets (Note 8).

(r) Obligations with the public:

  Bonds payable are presented in liabilities at the par value of the issued bonds (note 17b). The difference between the par and placement value, determined on the basis of the designated interest rate for the transaction, is deferred and amortized using the straight-line method over the term of the respective bond (Notes 8 and 14).

  Commercial paper is presented in liabilities at its placement value, plus accrued interest (Note 17a).

Costs directly related to the placement of these obligations are deferred and amortized using the straight-line method over the term of the respective liability.

(s) Current and deferred income taxes:

Income tax is recorded on the basis of taxable net income. Deferred taxes on all temporary differences, usable tax loss carry forwards, and other events that create differences between the tax and accounting values are recognized in accordance with Technical Bulletins No. 60 and its modifications issued by the Chilean Association of Accountants and as established by SVS Circular No.1,466 dated January 27, 2000.

(t) Staff severance indemnities:

For employees who qualify for this benefit, the Company’s staff severance indemnities obligation is provided for by applying the present value of the obligation using an annual discount rate of 6%, considering estimates such as the future service period of the employee, mortality rate of employees and salary increases determined on the basis of actuarial calculations.

Costs for past services of the employees produced by changes in the actuarial bases are deferred and amortized over average periods of employees’ future service periods(Notes 8 and 14).

(u) Revenue recognition:

The Company’s revenues are recognized on an accrual basis in accordance with Chilean GAAP. Since billing dates are different from the accounting close date, as of the date of preparation of these consolidated financial statements provisions have been established for services provided and not billed, which are determined on the basis of contracts, traffic, prices and current conditions for the years. These amounts are recorded under Trade Accounts Receivable.

2. Summary of Significant Accounting Policies, continued:

(v) Foreign currency forwards:

The Company has entered into foreign currency investment and hedging futures. The latter have been purchased to cover the foreign exchange variations for the Company’s current foreign currency obligations.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Association of Accountants.

The rights and obligations acquired are detailed in Note 27, reflecting in the balance sheet only the net right or obligation at period end, classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable.

(w) Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into is recorded recognizing the effect of those contracts on the interest rate established in such loans. The rights and obligations acquired therein are shown under Other Payables or under Other Current Assets, as applicable (Note 27).

(x) Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of four years and classified under Other property, plant and equipment.

(y) Cumulative translation adjustment:

The Company recognizes in this equity reserve account the difference between exchange rate fluctuations and the Consumer Price Index (C.P.I.) due to from restating its investments abroad. These investments are controlled in United States dollars. The balance in this account is credited (or charged) to income in the same period in which the net income or loss on the total or partial disposal of these investments is recognized.

(z) Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows according to Technical Bulletin No. 50 of the Chilean Association of Accountants and SVS Circular No.1,312, the Company defines cash equivalents as securities under agreements to resell and time deposits maturing in less than 90 days.

Cash flows related to the Company’s line of business and all cash flows not defined as from investing or financing activities are included under “Cash Flows from Operating Activities”.

(z) Correspondents:

The Company currently has agreements with foreign correspondents, which set the conditions that regulate international traffic. The correspondents are charged or paid according to net traffic receivable/payable and the rates set in each agreement.

This receivable/payable is recorded on an accrual basis; the costs and income for the exercise are recognized on an accrual basis, and the net balances receivable and payable of each correspondent are recorded under “Trade Accounts Receivable” or “Accounts Payable”, as applicable.

3. Accounting Changes:

a) Accounting changes

During the years covered in these consolidated financial statements, there have been no changes to the accounting principles used.

b) Change in estimate

i) Changes in actuarial hypotheses discount rate

During the first quarter of 2006 an evaluation was performed of the market interest rate used to calculate the current value of staff severance indemnities. After completing this analysis, the Company decided to reduce the discount rate from 7% to 6%. As a result of these modifications, the Company recorded deferred tax assets of ThCh$ 2,797,402 (historical) in 2006, which will be amortized over the future years of service of the employees that qualify for this benefit.

ii) Change in estimation of international traffic

During 2005, subsidiary Telefónica Larga Distancia S.A. surveyed correspondents, in order to implement an automated system to measure, valuate and determine international traffic provisions. This work allowed optimization of information regarding values pending billing and/or payment for the concept of international traffic.

This new methodology generated a change in the estimation of provisions and purging of real net balances of accounts receivable and payable to correspondents, which altogether resulted in adjustments to these accounts of ThCh$8,960,168 (historical) during the second half of 2005.

4. Marketable Securities:

The balance of marketable securities is as follows:

Description	2006 ThCh$	2005 ThCh$

Publicly offered promissory notes	16,263,602	16,078,005

Total	16,263,602	16,078,005

Publicly offered promissory notes (Fixed Income)

	Date		Par	Book Value		Market	Provision

Instrument			Value	Amount	Rate	Value
	Purchase	Maturity	ThCh$	ThCh$	%	ThCh$	ThCh$

BCD0500907	Dec-04	Sep-07	2,661,950	2,700,997	5%	2,700,997	(23,428)
BCD0500907	Aug-05	Sep-07	1,863,365	1,890,698	5%	1,890,698	(8,812)
BCD0500907	Sep-05	Sep-07	2,129,560	2,160,798	5%	2,160,798	(15,612)
BCD0500907	Sep-05	Sep-07	2,661,950	2,700,997	5%	2,700,997	(19,309)
BCD0500907	Sep-05	Sep-07	2,661,950	2,700,997	5%	2,700,997	(18,521)
BCD0500907	Sep-05	Sep-07	532,390	540,199	5%	540,199	(3,837)
BCD0500907	Sep-05	Sep-07	532,390	540,199	5%	540,199	(3,693)
BCD0500907	Sep-05	Sep-07	1,064,780	1,080,399	5%	1,080,399	(7,160)
	Sub-Total		14,108,335	14,315,284		14,315,284	(100,372)

BCU500909	Nov-05	Sep-09	1,833,638	1,948,318	5%	1,963,051	-
Sub-Total			1,833,638	1,948,318		1,963,051	-

Total			15,941,973	16,263,602		16,278,335	(100,372)

5. Current and long-term receivables:

The detail of current and long-term receivables is as follows:

	Current									Long-term

Description	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)
	2006	2005	2006	2005	2006	2006		2005		2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$

Trade accounts receivable	235,563,333	206,386,671	3,171,776	5,324,584	238,735,109	176,310,318	100.0	151,965,200	100%	-	1,086,836
Fixed telephony service	187,372,685	158,807,008	283,755	1,680,374	187,656,440	135,199,724	76.68	111,732,638	73.53	-	1,086,836
Long distance	22,703,056	24,278,493	-	-	22,703,056	16,307,812	9.25	16,540,377	10.88	-	-
Communications corporate	20,847,854	19,258,931	2,597,662	3,316,522	23,445,516	21,782,183	12.36	20,276,385	13.34	-	-
Other	4,639,738	4,042,239	290,359	327,688	4,930,097	3,020,599	1.71	3,415,800	2.25	-	-
Allowance for doubtful accounts	(62,424,791)	(59,746,055)	-	-	(62,424,791)	-		-		-	-
Notes receivable	8,325,856	8,189,387	221,157	105,348	8,547,013	4,125,379		3,433,457		-	-
Allowance for doubtful notes	(4,421,634)	(4,861,278)	-	-	(4,421,634)	-		-		-	-
Miscellaneous accounts receivable	7,551,599	8,944,237	2,972,805	3,327,536	10,524,404	10,524,404		12,271,773		13,607,076	14,620,144
Allowance for doubtful accounts	-	-	-	-	-	-		-		-	-

Long-term receivables										13,607,076	15,706,980

6. Balances and transactions with related entities:

a) Receivables from related parties are as follows:

		Short-term		Long-term

Taxpayer No.	Company	2006	2005	2006	2005
		ThCh$	ThCh$	ThCh$	ThCh$

87,845,500-2	Telefónica Móviles Chile S.A.	702,422	-	-	-
96,672,150-2	Telefónica Móviles Chile Inversiones S.A.	53,353	-	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	330,509	1,173,710	-	-
96,834,230-4	Terra Networks Chile S.A.	1,893,796	1,137,399	-	-
96,895,220-k	Atento Chile S.A.	477,989	418,619	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	489,650	106,387	-	-
96,786,140-5	Telefónica Móvil de Chile S.A.	8,458,174	6,635,631	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	10,980	1,926	-	-
96,990,810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	136,888	184,992	-	-
Foreign	Telefónica España	702,320	819,149	-	-
Foreign	Telefónica LD Puerto Rico	212,383	-	-	-
Foreign	Telefónica Data Usa Inc.	36,035	27,237	-	-
Foreign	Telefónica Data España	-	357,121	-	-
Foreign	Telefónica Argentina	1,600,129	1,847,521	-	-
Foreign	Telefónica Soluciones de Informática España S.A.	1,522,632	-	-	-
Foreign	Telefónica WholeSale International Services	391,626	459,420	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España	11,204	11,437	-	-
Foreign	Telefónica Perú	391,372	-	-	-
Foreign	Telefónica Procesos Tec. de Información	-	1,366,279	-	-

	Total	17,421,462	14,546,828	-	-

There have been charges and credits recorded to current accounts with these companies for invoicing of sale of materials, equipment and services.

b) Payables to related parties are as follows:

		Short-term		Long-term

Taxpayer No.	Company	2006	2005	2006	2005
		ThCh$	ThCh$	ThCh$	ThCh$

96.990.810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	-	1.301	-	-
96.527.390-5	Telefónica Internacional Chile S.A.	286.048	286.296	-	-
96.834.230-4	Terra Networks Chile S.A.	5.336.338	4.241.588	-	-
96.895.220-k	Atento Chile S.A.	3.309.526	675.232	-	-
96.910.730-9	Telefónica International Wholesale Services Chile S.A.	4.154.051	219.679	-	-
96.786.140-5	Telefónica Móvil de Chile S.A.	14.591.511	14.979.040	-	-
87.845.500-2	Telefónica Móviles Chile S.A.	2.525.323	-	-	-
96.672.160-k	Telefónica Móviles Chile Larga Distancia S.A.	4.744	4.531.142	-	-
59.083.900-0	Telefónica Ingeniería de Seguridad S.A.	1.163	-	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España S.A.	31.397	-	-	-
Foreign	Telefónica Argentina	567.014	-	-	-
Foreign	Telefónica España	35.344	-	-	-
Foreign	Telefónica Perú	427.488	49.651	-	-
Foreign	Telefónica Guatemala	25.274	100.575	-	-
Foreign	Telefónica Móvil El Salvador S.A. de C.V.	29.856	57.307	-	-
Foreign	Telefónica WholeSale International Services	954.266	692.229	-	-
Foreign	Telefónica Puerto Rico	8.704	16.385	-	-
Foreign	Telefónica Investigación y Desarrollo	577.993	522.310	-	-
Foreign	Telecomunicaciones de Sao Paulo	27.932	35.726
Foreign	Telefónica Data España	113.188	-	-	-

	Total	33.007.160	26.408.461	-	-

As per Article No. 89 of the Corporations Law, all these transactions are carried out under normal market conditions.

6. Balances and transactions with related companies, continued:

c) Transactions:

Company	Tax No.	Nature of Relationship	Description of transaction	2005 ThCh$		2004 ThCh$

	Foreign	Related to parent
Telefónica España		company	Sales	891,339	891,339	889,463	889,463
			Purchases	(453,065)	(453,065)	(232,877)	(232,877)

Telefonica Data Usa Inc.	Foreign	Related to parent
		company	Sales	35,182	35,182	5,328,198	5,328,198

Telefónica Internacional Chile S.A.	96,527,390-5	Parent company	Purchases	(580,709)	(580,709)	(583,198)	(583,198)

Terra Networks Chile S.A.	96,834,230-4	Related company	Sales	6,107,825	6,107,825	5,328,198	5,328,198
			Purchases	(694,904)	(694,904)	(933,828)	(933,828)

Atento Chile S.A.	96,895,220-k	Related company	Sales	1,224,942	1,224,942	1,709,311	1,709,311
			Purchases	(17,094,965)	(17,094,965)	(15,741,142)	(15,741,142)

	Foreign	Related to parent
Telefónica Argentina		company	Sales	1,816,792	1,816,792	1,152,875	1,152,875
			Purchases	(1,885,541)	(1,885,541)	(853,821)	(853,821)

	Foreign	Related to parent
Telecomunicaciones de Sao Paulo		company	Sales	286,655	286,655	163,258	163,258
			Purchases	(167,757)	(167,757)	(213,567)	(213,567)

	Foreign	Related to parent
Telefónica Guatemala		company	Sales	23,505	23,505	9,031	9,031
			Purchases	(53,472)	(53,472)	(38,541)	(38,541)

	Foreign	Related to parent
Telefónica del Perú		company	Sales	1,028,126	1,028,126	525,857	525,857
			Purchases	(745,448)	(745,448)	(552,147)	(552,147)

	Foreign	Related to parent
Telefónica LD Puerto Rico		company	Sales	10,928	10,928	11,964	11,964
			Purchases	(21,079)	(21,079)	(14,447)	(14,447)

	Foreign	Related to parent
Telefónica El Salvador		company	Sales	9,395	9,395	5,130	5,130
			Purchases	(42,627)	(42,627)	(29,614)	(29,614)

		Related to parent
Telefónica Móvil de Chile S.A.	96,786,140-5	company	Sales	14,136,159	14,136,159	13,589,179	13,589,179
			Purchases	(42,179,355)	(42,179,355)	(42,684,401)	(42,684,401)

Telefónica Moviles Chile Larga		Related to parent
Distancia S.A.	96,672,160-k	company	Sales	629,856	629,856	1,569,089	1,569,089
			Purchases	(8,191,302)	(8,191,302)	(12,478,781)	(12,478,781)

Telefónica WholeSale International Services	Foreign	Related to parent	Sales	-	-	304,153	304,153
España		company	Purchases	-	-	(2,624,571)	(2,624,571)

Telefónica Móviles Chile Inversiones S.A.	96,672,150-2	Related to parent	Sales	-	-	793,708	793,708
		company	Purchases	-	-	(147,727)	(147,727)

Telefónica Wholesale Internacional Services	Foreign	Related to parent
Uruguay		company	Purchases	-	-	(1,328,185)	(1,328,185)

Telefónica Gestión de Serv.Compartidos	Foreign	Related to parent
España S.A.		company	Sales			11,437	11,437
			Purchases	(8,590)	(8,590)	-	-
			Other non-operating
			income	137	137	-	-

Telefónica Ingeniería de Seguridad S.A.	59,083,900-0	Related to parent
		company	Sales	104,259	104,259	10,228	10,228
			Purchases	(28,075)	(28,075)	-	-

Telefónica Moviles Soluciones y Aplicaciones	96,990,810-7	Related to parent
S.A.		company	Sales	65,110	65,110	93,208	93,208

Terra Networks Inc.	Foreign	Related to parent
		company	Sales	82	82	-	-

Telefónica Internacional Wholesale Services	96,910,730-9	Related to parent
Chile S.A.		company	Sales	1,279,971	1,279,971	959,746	959,746
			Purchases	(5,129,791)	(5,129,791)	(111,193)	(111,193)

Instituto Telefónica Chile S.A.	96,811,570-7	Related to parent
		company	Sales	26,073	26,073	-	-

Telefónica Soluciones Informática y	Foreign	Related to parent
Comunicaciones de España		company	Sales	22,730	22,730	-	-

The conditions of the agreement related to intercompany transactions between the Company and its equity-method investees and its mercantile current account are both short and long-term, denominated in US dollars and accrue interest at a variable rate adjusted to market rates (US$ + Market Spread).
In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity terms for each case varies based on the related transaction.

7. Current and deferred income taxes:

a) General information:

As of December 31, 2006 and 2005, the Parent Company had established a first category income tax provision, as it has taxable net income of ThCh$142,024,686 and ThCh$112,443,624, respectively.

In addition, as of December 31, 2006 and 2005, a provision for first category income tax in subsidiaries was recorded for ThCh$52,220,032 and ThCh$29,208,300, respectively.

As of December 31, 2006 and 2005, accumulated tax losses of subsidiaries amount to ThCh$6,344,235 and ThCh$7,495,647 respectively.

According to current legislation the tax years subject to an eventual review by the fiscal authority consider transactions generated from 2004 to date for most of the taxes to which the Company’s operations are subject.

In the curse of its normal operations, the Company is subject to the regulation and oversight of the Chilean Internal Revenue Service, and therefore differences can arise in the application of tax determination criteria. Based on the information available to date, management believes that there are no additional significant liabilities other than those already recorded for this concept in the financial statements.

The companies in the group with positive Retained Taxable Earnings and their associated credits are as follows:

Subsidiaries	Retained	Retained	Retained	Retained	Retained	Amount
	Taxable	Taxable	Taxable	Taxable	Taxable	of
	Earnings	Earnings	Earnings	Earnings	Earnings	credit
	w/15% credit	w/16% credit	w/16.5% credit	w/17% credit	w/o credit
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Telefónica Larga Distancia S.A.	2,183,566	827,286	4,951,307	59,637,318	5,114,977	13,736,166
Telefónica Empresas CTC Chile S.A.	103	-	1,721,203	42,118,766	5,552,492	8,966,859
Telefónica Chile S.A.	-	-	-	106,924,222	24,144,197	21,900,112
Telefónica Internet Empresas S.A.	-	-	-	2,925,794	440,006	599,258

Total	2,183,669	827,286	6,672,510	211,606,100	35,251,672	45,202,395

7. Current and deferred income taxes, continued:

b) Deferred taxes:

As of December 31, 2006 and 2005 the accumulated balances of temporary differences that generated net deferred tax liabilities in the amount of ThCh$41,131,826 and ThCh$47,657,709, are as follows:

Description		2006				2005

	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities

	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	10,080,033	-	-	-	10,265,254	-		-
Vacation provision	732,497	-	-	-	834,088	-	-	-
Tax benefits for tax losses	-	1,078,520	-	-	225,115	1,049,145	-	-
Staff severance indemnities	-	-	-	3,901,638	-	-	-	6,351,092
Leased assets and liabilities	-	20,504	-	210,814	-	61,465	-	124,007
Property, plant and equipment	-	661,234	-	144,637,726	-	4,214,526	-	167,885,804
Difference in amount of capitalized staff severance	-	374,552	-	385,800	-	546,158	-	-
Deferred charge on sale of assets	-	4,102	-	260,834	-	-	-	988,059
Development software	-	-	-	3,952,366	-	-	-	2,199,009
Collective negotiation bonus	-	-	-	138,783	-	-	-	34,648
Other	3,180,902	1,134,220	61,142	7,093,945	656,481	292,305	50,100	4,229,742

Sub-Total	13,993,432	3,273,132	61,142	160,581,906	11,980,938	6,163,599	50,100	181,812,361

Complementary accounts net of accumulated amortization	-	(863,355)	-	(103,108,013)	-	(3,726,247)	-	(119,786,462)

Sub-Total	13,993,432	2,409,777	61,142	57,473,893	11,980,938	2,437,352	50,100	62,025,899

Tax reclassification	(61,142)	(2,409,777)	(61,142)	(2,409,777)	(50,100)	(2,437,352)	(50,100)	(2,437,352)

Total	13,932,290	-	-	55,064,116	11,930,838	-	-	59,588,547

7. Current and deferred income taxes, continued:

c) Income tax detail:

The current tax expense shown in the following table is based on taxable income:

Description	2006	2005
	ThCh$	ThCh$

Common tax expense before tax credit (income tax 17%)	33,021,602	24,080,827
Current tax expense (article 21 single tax at 35%)	52,484	63,256
Common tax expense (first category (corporate) single income tax)	-	342,339
Tax expense adjustment (previous exercises)	(337,991)	74,698

Income tax subtotal	32,736,095	24,561,120

- Current exercises deferred taxes	(16,932,280)	(4,363,371)
- Tax benefits from tax loss carry forwards	(19,475)	-
- Effect of amortization of complementary accounts for deferred assets and liabilities	13,815,557	13,895,659

Deferred tax subtotal	(3,136,198)	9,532,288

Total expense tax	29,599,897	34,093,408

8. Other Current Assets:

The detail of other current assets is as follows:

Description	2006	2005
	ThCh$	ThCh$

Fixed income securities purchased with resale agreement (note 9)	3,728,382	4,084,521
Deferred union contract bonus (1)	1,410,404	1,270,488
Deferred exchange insurance premiums	-	80,417
Telephone directories for connection program	2,978,524	2,771,733
Deferred higher bond discount rate (note 25)	230,432	48,761
Deferred disbursements for placement of bonds (note 25)	127,846	269,297
Commercial paper issuance costs (note 25)	-	102,983
Deferred disbursements for foreign financing proceeds (2)	415,127	702,122
Exchange insurance receivable	631,636	232,979
Deferred staff severance indemnities charges (3)	1,210,332	1,038,064
Others	215,875	731,673

Total	10,948,558	11,333,038

(1) Between May and September 2006, the Company negotiated a collective agreement for 38 and 48 months with part of its employees, granting them, among other benefits, a negotiation bonus. That bonus was paid between July and December 2006 The total benefit amounted to ThCh $ 4,918,946 (historical), and is deferred using the straight-line method during the term of the collective agreement. The long-term portion is presented under Others (in Other Assets) (Note 14).

(2) This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The long-term portion is presented under Others (in Other Assets) (Note 14).

(3) Corresponds to the short-term portion to be amortized due to changes in the actuarial hypotheses and for the concept of loans to employees. The long-term portion is presented under Others (in Other Assets) (Note 14).

9.- Information regarding sales commitment transactions (agreements):

Code	Dates		Counterparty	Original	Subscription	Rate	Final Value	Instrument	Book Value

	Inception	End		currency	value ThCh$		ThCh$	Identification	ThCh$

CRV	December 28,	January 04, 2007	HSBC BANK	USD	7,000	5.32%	3,771,437	BCP0800708	3,728,382
	2006

			Total		7,000		3,771,437		3,728,382

10. Property, plant and equipment:

The detail of property, plant and equipment is as follows:

	2006		2005

Description	Accumulated	Gross prop., plant	Accumulated	Gross prop., plant
	depreciation	and equipment	depreciation	and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Land	-	27,858,064	-	27,852,723
Building and improvements	355,383,167	785,112,256	334,195,911	791,790,968
Machinery and equipment	2,120,375,386	2,762,527,493	1,989,388,441	2,723,729,586
Central office telephone equipment	1,310,136,450	1,544,440,986	1,230,381,338	1,554,229,089
External plant	598,561,543	931,830,518	575,640,139	927,068,791
Subscribers’ equipment	175,157,240	249,126,821	146,407,442	204,413,834
General equipment	36,520,153	37,129,168	36,959,522	38,017,872

Other Property, Plant and Equipment	185,488,435	316,701,911	155,313,521	264,559,181
Office furniture and equipment	97,934,870	113,042,579	82,748,400	107,872,923
Projects, work in progress and materials (2)	-	92,962,795	-	63,072,289
Leased assets (1)	64,748	503,026	56,364	503,026
Property, plant and equipment temporarily out of service	7,004,509	7,004,509	5,549,445	6,635,785
Software	78,512,544	100,649,206	65,295,048	83,841,793
Other	1,971,764	2,539,796	1,664,264	2,633,365

Technical revaluation Circular 550	10,825,085	9,463,656	11,174,705	9,948,548

Total	2,672,072,073	3,901,663,380	2,490,072,578	3,817,881,006

(1) Leased assets have a gross value of ThCh$503,025 and ThCh$503,025 for the concept of buildings for 2006 and 2005, respectively, with accumulated depreciation of ThCh$64,748 and ThCh$56,365 for 2006 and 2005, respectively.

(2) Until December 31, 2002, works in progress included capitalization of the related borrowing costs, as per Technical Bulletin No. 31 of the Chilean Association of Accountants, and therefore, the gross property, plant and equipment balance includes interest of ThCh$197,476,463. Accumulated depreciation for this interest amounts to ThCh$137,959,179 and ThCh$126,825,076 for 2006 and 2005, respectively.

A depreciation charge for the year amounting to ThCh$198,515,815 and ThCh$193,673,289 for 2006 and 2005, respectively, was recorded as operating cost, and a depreciation charge of ThCh$5,511,233 for 2006 and ThCh$4,522,137 for 2005 was recorded as administrative and selling cost. Depreciation of property, plant and equipment that is temporarily out of service is made up mainly of telephone equipment under repair and incurred depreciation amounting to ThCh$879,772 and ThCh$2,724,767 in 2006 and 2005, which is classified under “Other Non-operating Expenses”(note 22b).

During the normal course of its operations the Company monitors both new and existing assets and their depreciation rate, adjusting them to the technological evolution and development of the market in which it competes.

10. Property, plant and equipment, continued:

The detail by item of the technical reappraisal is as follows:

	Net	Accumulated	Gross property,	Gross property,
	Balance	Depreciation	plant and	plant and
Description			equipment	equipment
			2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Land	(517,192)	-	(517,192)	(517,192)
Building and improvements	(805,598)	(4,157,537)	(4,963,135)	(4,962,876)
Machinery and equipment	(38,639)	14,982,622	14,943,983	15,428,616

Total	(1,361,429)	10,825,085	9,463,656	9,948,548

Depreciation of the technical reappraisal surplus for the years of ThCh$(22,455) and ThCh$(23,723) for 2006 and 2005, respectively.
Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$1,353,312,969 in 2006 and ThCh$1,102,827,648 in 2005, which include ThCh$13,141,591 and ThCh$12,518,520, respectively, from the reappraisals mentioned in Circular No. 550.

11. Investments in related companies:

The detail of investments in related companies is as follows:

					Percentage
			Currency		participation		Equity of the companies

		Country of	controlling	Number of
Taxp. No.	Company	origin	the	shares	2006	2005	2006	2005
			investment
					%	%	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (1)	Brazil	Dollar	48,950,000	2.61	2.61	151,214,295	148,096,542
96,895,220-K	Atento Chile S.A. (3)	Chile	Pesos	3,209,204	28.84	28.84	14,433,488	14,325,163
96,922,950-1	Empresa de Tarjetas Inteligentes S.A. (2)	Chile	Pesos	-	-	20.00	-	-

		Net income (loss)		Equity in income				Investment
Taxp. No.	Company	of the companies		(loss) of the		Investment value		book value
				investment

		2006	2005	2006	2005	2006	2005	2006	2005
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (1)	(1,288,424)	5,146,141	(33,628)	134,315	3,946,692	3,865,320	3,946,692	3,865,320
96,895,220-K	Atento Chile S.A. (3)	6,759,221	5,596,446	1,949,359	1,614,014	4,162,618	4,131,377	4,162,618	4,131,377
96,922,950-1	Empresa de Tarjetas Inteligentes S.A. (2)	-	(165,964)	-	(33,193)	-	-	-	-

	Total					8,109,310	7,996,697	8,109,310	7,996,697

(1) The company records its investment in TBS Celular using the equity method since it exercises significant influence through the business group to which it belongs, as established in paragraph N° 4 of Circular N° 1,179 issued by the Superintendency of Securities and Insurance and ratified in Title II of Circular N° 1,697. Although Telefónica Chile only has a 2.61% direct participation in TBS Celular, its Parent Company, Telefónica España, has direct and indirect participation exceeding 20% ownership of the capital stock of that Company.

(2) The Special Shareholders’ Meeting agreed to the dissolution of Empresa de Tarjetas Inteligentes S.A. During September 2005, the Chilean Internal Revenue Service authorized the closing of this company.

(3) As of December 31, 2006, the value of the investment was recognized on the basis of unaudited financial statements.

As of the date of these financial statements, there are no liabilities for hedge instruments assigned to foreign investments. The Company intends to reinvest net income from foreign investments on an ongoing basis, and therefore there is no potentially remittable net income.

12. Goodwill:

The detail of goodwill is as follows:

			2006		2005
Taxpayer No.	Company	Year	Amount	Balance of	Amount	Balance of
			amortized	Goodwill	amortized	Goodwill
			in the year		in the year
			ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.	2001	190,433	1,702,655	190,433	2,538,239
96,551,670-0	Telefónica Larga Distancia S.A.	1998	1,174,896	13,868,237	1,174,896	15,043,133
78,703,410-1	Telefónica Multimedia Chile S.A. (1)	1998	761,341	-	155,466	777,329
96,834,320-3	Telefónica Internet Empresas S.A.(2)	1999	96,021	384,085	96,021	480,106

	Total		2,222,691	15,954,977	1,616,816	18,838,807

(1) As indicated in Note 2d) No. 1, on January 26, 2006 the Board of Directors of Telefónica Internet Empresas S.A. agreed to sell the shares of Telefónica Multimedia Chile S.A. (formerly Tecnonáutica S.A.) to Telefónica Chile S.A. This sale was performed at book value, not taking into consideration the amount corresponding to goodwill in the price, which meant recognizing in results (in an extraordinary manner) the amortization of the balance of goodwill as of that date.

(2) On January 27, 2006 Telefónica Empresas CTC Chile sold to Telefónica Chile S.A. 215,099 shares at ThCh$1,468,683, which corresponded to its participation in this company.

On January 26 CTC Equipos y Servicios de Telecomunicaciones sold to Telefónica Chile S.A. 16 shares at ThCh$132, which corresponded to its participation in this company.

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

13. Intangibles:

The detail of intangibles is as follows:

Description	2006	2005
	ThCh$	ThCh$

Underwater cable rights (gross)	37,817,759	37,827,844
Accumulated amortization, previous exercises	(7,529,868)	(5,277,917)
Amortization for the exercises	(1,768,940)	(2,251,951)
Licenses (Software) (gross)	15,414,682	12,075,031
Accumulated amortization, previous exercises	(5,405,782)	(1,967,911)
Amortization for the year	(3,255,187)	(2,595,384)

Total Net Intangibles	35,272,664	37,809,712

14. Other non-current assets:

The detail of other non-current assets is as follows:

Description	2006	2005
	ThCh$	ThCh$

Deferred disbursement for obtaining external financing (note 8(2)) (1)	721,033	1,291,171
Deferred union contract bonus (note 8(1))	3,076,244	69,714
Bond issue expenses (note 25)	684,423	27,208
Bond discount (note 25)	1,120,213	183,916
Securities deposits	116,806	140,421
Deferred charge due to change in actuarial estimations (note 8(3)) (2)	8,017,844	7,416,719
Deferred staff severance indemnities (3)	4,208,788	4,752,041
Other	-	16,280

Total	17,945,351	13,897,470

(1) This amount corresponds to the cost (net of amortizations) of the mandatory reserve paid to the Chilean Central Bank and disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The short-term portion is   presented under Other Current Assets (Note 8).

(2) In light of the new contractual conditions derived from the organizational changes experienced by the Company, a series of studies has allowed for, beginning in 2004, modification of the variable for future years of service of employees within the basis for calculating staff severance indemnities. After concluding these studies, in 2005 other estimations were incorporated such as mortality of employees and future salary increases and includes the rate change mentioned in Note 3 b i) for 2006, all determined on the basis of actuarial calculations, as established in Technical Bulletin No. 8 of the Chilean Association of Accountants. The   short-term portion is presented under Other Current Assets (Note 8)

The difference at the beginning of the year as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized during the average remaining future years of service for the employees that will receive the benefit (see Note 2s).

(3) In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based, among other aspects, on the accrued balances of staff severance indemnities when   they were granted. The short-term portion is presented under Other Current Assets (Note 8)

 The staff severance indemnities provision has been recorded in part at its current value, deferring and amortizing this effect over   the years of average remaining service life of employees eligible for the benefit. The loan is presented under Other Long-term   Receivables.

15. Short-term obligations with banks and financial institutions:

The detail of short-term obligations with banks and financial institutions is as follows:

Taxp.No.	Bank or financial institution	US$		U.F.		TOTAL

		2006	2005	2006	2005	2006	2005

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Current maturities of long-term debt

97,015,000-5	BANCO SANTANDER SANTIAGO (4)	-	-	446,305	327,951	446,305	327,951
Foreign	CALYON NEW YORK BRANCH AND
	OTHERS	169,034	128,200	-	-	169,034	128,200
97,008,000-7	CITIBANK (2)	655,812	315,130	-	-	655,812	315,130
Foreign	BBVA BANCOMER AND OTHERS (3)	733,963	-	-	-	733,963	-
Foreign	ABN AMRO BANK	-	576,013	-	-	-	576,013

	Total	1,558,809	1,019,343	446,305	327,951	2,005,114	1,347,294

	Outstanding principal	-	-	-	-	-	-

	Average annual interest rate	5.70%	4.68%	3.16%	2.32%	5.20%	4.10%

Percentage of obligations in foreign currency       :          77.74 % for 2006           and          75.66 % for 2005
Percentage of obligations in local currency          :          22.26 % for 2006           and           24.34 % for 2005

16. Long-term obligations with banks and financial institutions

Long-term obligations with banks and financial institutions:

Taxp.No.	Bank or financial institution	Currency or Indexation Index	Years to maturity for long-term portion			Long-term portion as of June 30,2006	Average annual interest rate %	Long-term portion as of June 30,2005

			1 to 2	2 to 3	3 to 5

			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	LOANS IN DOLLARS
Foreign	CALYON NEW YORK BRANCH AND	US$
	OTHERS (1)		-	106,478,000	-	106,478,000	Libor + 0.35%	104,652,502
Foreign	BBVA BANCOMER AND OTHERS (3)	US$	-	-	79,858,500	79,858,500	Libor + 0.334%	78,489,374
97,008,000-7	BANCO CITIBANK (2)	US$	79,858,500	-	-	79,858,500	Libor + 0.31%	78,489,374

	SUBTOTAL		79,858,500	106,478,000	79,858,500	266,195,000	5.70%	261,631,250

	LOANS IN UNIDADES DE FOMENTO
97,015,000-5	BANCO SANTANDER SANTIAGO (4)	UF	-	-	65,185,831	65,185,831	Tab	65,242,359
							360+0.45%

	SUBTOTAL		-	-	65,185,831	65,185,831	3.16%	65,242,359

	TOTAL		79.858.500	106,478,000	145,044,331	333,380,831	5.20%	326,873,609

Percentage of obligations in foreign currency           :           80.33 % for 2006           and           80.04 % for 2005
Percentage of obligations in local currency               :          19.67 % for 2006           and           19.96 % for 2005

(1) In December 2004, the Company renegotiated this loan, extending its due date from February and August 2005 to December 2009, in addition to changing the agent bank, which was the Bilbao Vizcaya Argentaria Bank.
(2) In May 2005, the Company renegotiated this loan, extending its due date from April 2006 and April 2007 to December 2008, in addition to changing the agent bank, which was the ABN Amro Bank.
(3) In November 2005, the Company renegotiated this loan, extending its due date from April 2006, April 2007 and April 2008 to June 20011, in addition to changing the agent bank, which was the ABN Amro Bank.
(4) In April, the Company renegotiated this loan, extending its maturity due from April 2010 and reducing the interest rate to TAB 360 + 0.45% .

17. Obligations with the Public:

a) Commercial paper:

On January 27, 2003 and May 12, 2004, Telefónica Chile registered two commercial paper lines in the securities registry, the inspection numbers of which are 005 and 015, respectively. The maximum amount of each line is ThCh$35,000,000, and placements charged to the line may not exceed that amount. The term of each line will be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate will be defined upon each issuance of these commercial papers.

On April 27, 2005, a Series F placement of the same type of instrument was made for ThCh$23,000,000. The placement agent was Scotiabank Sudamericano Corredores de Bolsa.

On October 25, 2005, series G and H of the same instrument were placed in the amount of ThCh$35,000,000. Scotiabank Sudamericano Corredores de Bolsa was the placement agent on that occasion.

On March 21, 2006, a Series I placement of the same type of instrument was made for ThCh$12,000,000. The placement agent was Inversiones Boston Corredores de Bolsa, maturing on December 6, 2006.

On July 11, 2006, the Company placed a fourth issuance of its line of Commercial Paper with a charge to line No. 015. This issuance was performed in three series (J1 - J2 - J3) for a total of ThCh$7,000,000 The placement agent was Inversiones Boston, and the instrument’s maturity date was September 27, 2006.

The details of these transactions are described below:

Registration or identification number of the instrument		Current	Bond		Final Maturity
		nominal	readjustment unit	Interest		Book value		Placement

	Series	amount		rate				in Chile or
		placed		%		2006	2005	abroad
		ThCh$	ThCh$			ThCh$	ThCh$

Short-term
commercial paper

015	F	23,000,000	Ch$ non-adjustable	0.4100	Mar 28, 2006	-	23,217,737	Chile

005	G	17,500,000	Ch$ non-adjustable	0.5100	Apr 20, 2006	-	17,544,574	Chile

005	H	17,500,000	Ch$ non-adjustable	0.5100	Apr 27, 2006	-	17,523,515	Chile

				Total			58.285.826

17. Obligations with the public, continued:

b) Bonds

The detail of obligations with the public for bond issues, classified as short and long-term, is as follows:

Registration number or identification of the instrument	Series	Nominal Amount of issue	Readjustment unit for bond	Nominal annual interest rate	Final maturity	Frequency		Par value		Placement in Chile or abroad

						Interest payment	Amortizations	2006 ThCh$	2005 ThCh$

Short-term portion of long-term bonds
143,27,06,91	F	71,429	U.F.	6.000	Apr, 2016	Semi-annual	Semi-annual	1,465,059	1,483,495	Chile
281,20,12,01	L (1)	-	U.F.	3.750	Oct, 2012	Semi-annual	Maturity	374,699	-	Chile

Issued in New York	Yankee Bonds	-	US$	7.625	Jul, 2006	Semi-annual	Maturity	-	26,884,467	Abroad
Issued in New York	Yankee Bonds	-	US$	8.375	Jan, 2006	Semi-annual	Maturity	-	85,344,169	Abroad

							Total	1,839,758	113,712,131

Long-term bonds
143,27,06,91	F	642,857	U.F.	6.000	Apr, 2016	Semi-annual	Semi-annual	11,132,803	12,453,342	Chile
281,20,12,01	L (1)	3,000,000	U.F.	3.750	Oct, 2012	Semi-annual	Maturity	55,009,140	-	Chile

							Total	66,141,943	12,453,342

 (1) On March 29, 2006, the Company placed bonds in the local market for a nominal amount of UF3,000,000 (equivalent to US$102.1 million) of a series denominated L, which is composed of 6,000 bonds with a value of UF 500 each. These bonds mature in one installment on October 25, 2012 at an annual interest rate of UF + 3.75%. Interest is paid semiannually. There is a redemption option as of October 25, 2007.

18. Provisions and Write-offs:

The detail of provisions and write-offs shown in liabilities is as follows:

	2006	2005
	ThCh$	ThCh$

Current
Staff severance indemnities	462,785	486,528
Vacation	4,307,527	4,947,831
Other employee benefits (1)	5,095,643	5,938,839
Employee benefit advances	(1,484,258)	(1,073,889)

Sub-Total	8,381,697	10,299,309

Long-term
Staff severance indemnities	35,525,488	36,078,910

Total	43,907,185	46,378,219

(1) Includes provisions as per current collective agreement.

During the exercises, there were bad debt write-offs of ThCh$14,471,923 in 2006 and ThCh$43,669,583 in 2005, which were charged against the respective allowance for doubtful accounts.

19. Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2006	2005
	ThCh$	ThCh$

Operating costs and administrative and selling expenses	3,898,771	4,472,409
Other non-operating expenses	9,470,747	1,345,883

Total	13,369,518	5,818,292

Payments and other changes in the exercises	(19,645)	1,737,323

20. Minority interest:

Minority interest recognizes the portion of equity and revenues of subsidiaries owned by third parties. The detail for 2006 and 2005 is as follows:

Subsidiaries	Percentage		Participation		Participation
	Minority		in equity		in net income (loss)
	Interest

	2006	2005	2006	2005	2006	2005
	%	%	ThCh$	ThCh$	ThCh$	ThCh$

Instituto Telefónica Chile S.A.	-	20.00	-	251,764	(47,226)	(6.716)
Telefónica Larga Distancia S.A.	0.82	0.84	1,053,959	1,142,716	104,884	8.583
Fundación Telefónica Chile	50.00	50.00	176,314	275,590	(99,276)	28.852

Telefónica Gestión Servicios Compartidos de Chile	0.001	-	14	11	(1)	-
S.A.
CTC Equipos y Servicios de Telecomunicaciones S.A.	-	0.0001	-	-	-	5

		Total	1.230.287	1,670,081	(41,619)	30,724

21. Shareholders’ equity

During the 2006 and 2005, changes in shareholders’ equity accounts are as follows:

	Paid-in capital	Other reserves	Retained earnings	Net income	Interim dividend	Total shareholders´ equity

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2006

Balances as of December 31, 2005	912,692,729	(1,751,241)	-	25,183,320	(10,549,786)	925,575,022
Transfer of 2005 net income to retained earnings	-	-	25,183,320	(25,183,320)	-	-
Capital reduction	(40,200,514)	-	-		-	(40,200,514)
Absorption of interim dividend	-	-	(10,528,728)		10,528,728	-
Final dividend 2005	-	-	(14,654,592)		-	(14,654,592)
Interim dividend 2006	-	-	-	-	(10,528,728)	(10,528,728)
Cumulative translation adjustment	-	530,149	-	-	-	(530,149)
Price-level restatement, net	18,402,738	(44,867)	-	-	63,173	18,421,044
Other reserves	-	(674,254)	-	-	-	(674,254)
Net income	-	-	-	23,353,046	-	23,353,046

Balances as of December 31, 2006	890,894,953	(3,000,511)	-	23,353,046	(10,486,613)	900,760,875

2005

Balances as of December 31, 2004	880,977,537	(1,237,651)	48,806,351	311,628,674	(255,303,899)	984,871,012
Transfer of 2004 income to retained earnings	-	-	311,628,674	(311,628,674)	-	-
Absorption of interim dividend	-	-	(255,303,899)	-	255,303,899	-
Final dividend 2004	-	-	(56,324,775)	-	-	(56,324,775)
Interim dividend	-	-	(48,806,351)	-	-	(48,806,351)
Interim dividend 2005	-	-	-	-	(10,528,728)	(10,528,728)
Cumulative translation adjustment	-	(469,034)	-	-	-	(469,034)
Price-level restatement, net	31,715,192	(44,556)	-	-	(21,058)	31,649,578
Net income	-	-	-	25,183,320	-	25,183,320

Balances as of December 31, 2005	912,692,729	(1,751,241)	-	25,183,320	(10,549,786)	925,575,022

Restated balances as of December 31, 2006	931,859,276	(1,788,017)	-	25,712,170	(10,771,330)	945,012,099

21. Shareholders’ Equity, continued:

(a) Paid-in capital:

As of December 31, 2006 the Company’s paid-in capital is as follows:

Number of shares:

Series	No. of subscribed	No. of paid shares	No. of shares with
	shares		voting rights

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:

	Subscribed	Paid-in
Series	Capital	Capital
	ThCh$	ThCh$

A	813,490,434	813,490,434
B	77,404,519	77,404,519

(b) Shareholder distribution:

As indicated in SVS Circular No.792, the distribution of shareholders by their ownership percentage in the Company as of December 31, 2006 is as follows:

	Percentage of Total	Number of
	holdings	shareholders
Type of shareholder	%

10% holding or more	55.90	2
Less than 10% holding:	43.35	1,584
Investment equal to or exceeding UF 200
Investment under UF 200	0.75	10,999

Total	100.00	12,585

Company controller	44.90	1

21. Shareholders’ Equity, continued:

(c) Dividends:

i) Dividend policy:

In accordance with Law No.18,046, unless otherwise decided at the Shareholders Meeting by unanimous vote, when there is net income at least 30% must be distributed in dividends.

Considering the cash situation, levels of projected investment and the solid financial indicators for 2005 and future years, on April 14, 2005, the Ordinary Shareholders’ Meeting modified the dividend distribution policy reported at the Ordinary Shareholders’ Meeting of April 2004, and agreed to distribute 100% of net income generated during the respective year, by means of an interim dividend in November of each year and a final dividend in May of the following year.

ii) Dividend distributed:

On April 14, 2005, the Extraordinary Shareholders’ Meeting approved the payment of a final dividend (No. 168) of Ch$ 58.84591 per share with a charge to net income for 2004 of ThCh$56,324,775. Likewise, it approved payment of a provisional dividend (No.169) of Ch$ 50.99095 per share, with a charge to retained earnings as of December 2004 of ThCh$48,806,351. Both dividends were paid on May 30, 2005.

On October 27, 2005, the Board approved payment of an interim dividend (No. 170) of Ch$11.00 per share, with a charge to 2005 net income equivalent to ThCh$ 10,528,728.

On April 20, 2006, the Extraordinary Shareholders’ Meeting approved the payment of a final dividend (No. 171) of Ch$15.31 per share with a charge to net income for 2005 of ThCh$14,654,592. The dividend was paid on June 22, 2006.

In addition, the shareholders approved the modification of the Company’s bylaws to decrease capital by ThCh$40,200,514, in order to distribute additional cash to the shareholders in 2006. Capital distribution No. 1 was equivalent to Ch$42 per share and Ch$168 per ADR.

On October 26, 2006, the Board of Directors approved payment of interim dividend No. 172, in the amount of ThCh$10,528,728, equivalent to Ch$11 per share.

(d) Other reserves:

Other Reserves include the participation of the reserve established by Telefónica Larga Distancia S.A. for the acquisition of the shares of dissident minority shareholders and the net effect of the adjustment for conversion differences as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

		Amount

		December 31,	Price-level restatement ThCh$	Net
	Company	2005		Movement	Balance as of
					September 30, 2006
		ThCh$		ThCh$	ThCh$

96,551,670-0	Telefónica Larga Distancia S.A.	-	-	(682,346)	(682,346)
Foreign	TBS Celular Participación S.A.	(1,751,241)	(36,776)	(530,148)	(2,318,165)

	Total	(1,751,241)	(36,776)	(1,212,494)	(3,000,511)

22. Other Non-Operating Income and Expenses:

(a) Other non-operating income:

The detail of other non-operating income is as follows:

Other Income	2006	2005
	ThCh$	ThCh$

Administrative services	186,968	-
Fines levied on suppliers and indemnities	125,864	-
Proceeds from sale of used equipment	606,183	1,956,018
Real estate rental	349,404	276,691
Net income on the sale of Intelsat shares	-	646,887
Other	348,448	291,237

Total	1,616,867	3,170,833

(b) Other non-operating expenses:

The detail of other non-operating expenses is as follows:

Other Expenses	2006	2005
	ThCh$	ThCh$

Lawsuit and other provisions	1,665,332	1,189,410
Depreciation and retirement of out-of-service property, plant and equipment (1)	879,772	2,724,767
Removal of property, plant and equipment that is out of service	636,314	1,746,693
Unrecovered VAT credit	-	1,250,279
Lower market value provision	26,213	169,905
Restructuring costs (2)	9,528,970	2,070,590
Expired assets provision	2,534,000	2,264,271
Donations	-	416,345
Other	1,374,081	1,519,320

Total	16,644,682	13,351,580

(1) As of December 2006, this caption is composed mainly of depreciation of telephone equipment maintained in stock for replacements.
(2) Corresponds mainly to payments made to employees on the basis of the Early Retirement Plan.

23. Price-level restatement:

The detail of price-level restatement is as follows:

Assets (Charges) Credits	Indexation	2006	2005
		ThCh$	ThCh$

Inventory	C.P.I.	25,622	181,845
Prepaid expenses	C.P.I.	(1,255)	5,264
Prepaid expenses	U.F.	22,242	(14,014)
Other current assets	C.P.I.	118,016	54,659
Other current assets	U.F.	78,956	145,178
Short and long-term deferred taxes	C.P.I.	2,387,135	4,515,842
Property, plant and equipment	C.P.I.	27,844,681	51,304,830
Investments in related companies	C.P.I.	132,539	215,088
Goodwill	C.P.I.	371,584	710,813
Long-term receivables	U.F.	(328,733)	(1,909,445)
Long-term receivables	C.P.I.	144,527	304,103
Other long-term assets	C.P.I.	789,282	1,713,663
Other long-term assets	U.F.	(103,584)	12,119
Expense accounts	C.P.I.	4,508,838	11,103,245

Total Charges		35,989,850	68,343,190

Liabilities – Shareholders’ Equity (Charges) Credits	Indexation	2006	2005
		ThCh$	ThCh$

Short-term obligations	U.F.	(125,877)	(6,865,444)
Short-term obligations	C.P.I	(23,572)	-
Long-term obligations	C.P.I.	(26,908)	(18,718)
Long-term obligations	U.F.	(9,991,243)	(9,240,066)
Shareholders’ equity	C.P.I.	(18,421,044)	(32,314,220)
Revenue accounts	C.P.I.	(6,900,277)	(17,919,074)

Total Credits		(35,488,921)	(66,357,522)

Price-level restatement, net		500,929	1,985,668

24. Foreign currency translation:

The detail of the gain on foreign currency translation is as follows:

Assets (Charges)/ Credits	Currency	2006	2005
		ThCh$	ThCh$

Inventory	US$	-	(967,381)
Current assets	US$	3,694,819	6,257,457
Current assets	EURO	2,096	(10,006)
Current assets	BRAZILIAN REAL	142,064	(32,263)
Long-term receivables	US$	1,411,885	6,007,972
Other long-term assets	US$	(850)	5,931

Total Credits		5,250,014	11,261,710

Liabilities (Charges)/ Credits	Currency	2006	2005
		ThCh$	ThCh$

Short-term obligations	US$	(2,024,503)	(1,489,006)
Short-term obligations	EURO	(52,254)	5,422
Short-term obligations	BRAZILIAN REAL	82,030	21,950
Long-term obligations	US$	(3,090,398)	(8,823,947)

Total (Charges)		(5,085,125)	(10,285,581)

Foreign currency translation, net		164,889	976,129

25. Expenses from issuance and placement of shares and debt:

The detail of this item is as follows:

	Short-term		Long-term

	2006	2005	2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Bond issuance expenses	127,846	269,297	684,423	27,208
Discount on debt	230,432	48,761	1,120,213	183,916
Commercial paper issuance expense	-	102,983	-	-

Total	358,278	421,041	1,804,636	211,124

These items are classified under Other Current Assets and Other Long-term Assets, as applicable, and are amortized over the term of the respective obligations.

26. Cash flows:

Financing and investing activities that do not generate cash flows during the exercises, but which commit future cash flows are as follows:

a) Financing activities: Financing activities that commit future cash flows are as follows:

Obligations with banks and financial institutions	- see Notes 15 and 16
Obligations with the public	- see Note 17

b) Investing activities: Investing activities that commit future cash flows are as follows:

	Maturity	ThCh$

BCD	2007	14,315,284
BCU	2009	1,948,318

c) Cash and cash equivalents:

	2006	2005
	ThCh$	ThCh$

Cash	10,074,960	6,424,238
Time deposits	27,543,715	86,753,294
Other current assets	3,728,382	4,084,521

Total	41,347,057	97,262,053

27. Derivative Contracts:

The detail of derivate contracts is as follows:

Type of Derivate	Type of Contract	Description of Contract						Value of Hedged Item ThCh$	Affected Accounts

		Contract Value	Maturity or Expir.	Specific Item	Purchase Sale Position	Hedged Item or Transaction			Asset/Liability		Effect on Income

						Name	Amount		Name	Amount ThCh$	Realized ThCh$	Unrelized ThCh$

S	CCPE	150,000,000	III Quarter 2008	Exchange rate	C	Oblig.in US$	150,000,000	79,858,500	asset	80,191,646	4,084,417	-
									liabilities	(90,137,930)
S	CCPE	200,000,000	II Quarter 2009	Exchange rate	C	Oblig.in US$	200,000,000	106,478,000	asset	106,533,546	2,754,923	-
									liabilities	(120,358,491)
S	CCPE	150,000,000	II Quarter 2011	Exchange rate	C	Oblig.in US$	150,000,000	79,858,500	asset	80,047,989	(1,185,064)	-
									liabilities	(83,908,400)
FR	CI	26,400,000	I Quarter 2007	Exchange rate	V	-	-	-	asset	14,063,458	5,656	-
									liabilities	(14,057,502)
FR	CI	13,105,140	I Quarter 2007	Exchange rate	C	-	-	-	asset	6,977,047	(63,046)	-
									liabilities	(7,040,093)
FR	CI	391,416	I Quarter 2007	Exchange rate	C	-	-	-	asset	96,891	19,272	-
									liabilities	(71,372)

Deferred income for exchange forward contracts									liabilities	-	317.621	-
Deferred costs for exchange insurance									asset	-	(206.190)
Exchange forward contracts expensed during the year ( net )											2.049.135	-

				TOTAL							7.776.724	-

Type of derivates :	FR: Forwad	Type of Contract:	CCPE: Hedge contract for existing transactions
	S : Swap		CI: Investment hedge contract
CCTE: Hedge contract for anticipated transactions

28. Contingencies and commitments:

a) Lawsuits against the Government:

• On October 31, 2001,Telefónica Chile filed an administrative motion before the Ministry of Transport and Telecommunications and the Ministry of Economy, requesting correction of the errors and illegalities in Tariff Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint response rejecting the administrative recourse, after having “carefully evaluated, only the viability and timeliness of the petition made, considering the set of circumstances that concur in the problem stated and the prudence that must orient public actions”, adding that such rejection “has had no other motivation than to protect the general interest and progress of the telecommunications services”.

Upon extinguishing the administrative instances to correct the errors and illegalities involved in the tariff setting process of 1999, in March 2002, Telefónica Chile filed a lawsuit for damages against the State of Chile for the sum of Ch$ 181,038,411,056, plus readjustments and interest, which covers past and future damages until May 2004. Currently a decision is pending in this case.

• Telefónica Chile and Telefónica Larga Distancia filed a plenary damage indemnity lawsuit against the Government of Chile, claiming damages due to modification of telecommunications networks related to work performed by highway concessionaries from 1996 to 2000.

The Government forced both companies to pay to transfer their communications networks due to the construction of public works on concession under the Concessions Law, and the related damages amount to:

a.- Compañía de Telecomunicaciones de Chile S.A.: Ch$1,929,207,445
b.- Telefónica Larga Distancia S.A.: Ch$ 2,865,208,840

     The process is currently at the final sentencing stage.

b) Lawsuits:

(i) Voissnet Accusation:

On January 20, 2005, Telefónica Chile responded to the accusation made by Voissnet filed before the National Economic Attorney General’s Office for alleged events which in its opinion threatened free competition, development and growth of Internet technology, fundamentally of broadband telephony, and access to broadband, since they establish the prohibition of carrying voice using the Internet broadband access provided by Telefónica Chile. Voissnet has requested the Antitrust Commission to force Telefónica Chile to allow third parties to provide IP Telephony through the ADSL Internet owned by Telefónica Chile.

On October 26, 2006, the Company was notified of the sentence dictated by the Antitrust Commission, which partially accepted the complaint filed by Voissnet S.A. and the requirement of the National Economic Attorney General’s Office, and fined Telefónica Chile 1,500 Annual Tax Units.

On November 8, 2006, Telefónica Chile S.A. filed an appeal before the Supreme Court requesting the sentence to be revoked exonerating the Company from any sanction. The appeal was accepted for processing and the Supreme Court has not set a date to hear the allegations of the parties.

(ii) Complaint filed by VTR Telefónica S.A.:

On June 30, 2000, VTR Telefónica S.A. filed a plenary suit charged in Chilean pesos, claiming payment of Ch$2,204 million plus sums accrued during the suit, for the concept of access charges for the use of its networks. It bases its complaint on the differences arising due to the reduction of access charge tariffs after Tariff Decree No. 187 came into effect. Telefónica Chile answered the complaint sustaining that the tariffs for access charges that both parties must pay for the reciprocal use of their networks, are regulated in a contract signed with VTR, and which that company does not recognize. The first instance sentence accepted the complaint filed by VTR and the compensations alleged in subsidy by Telefónica Chile for the its access charges. The Company filed an appeal for annulment before the Court of Appeals of Santiago which is pending.

There are another two causes related to the judicial process mentioned above. The first filed by VTR in 2002 before Subtel for alleged non-payment of invoices for access charges set by D.S. 26, in which it requests that Telefónica Chile be forced to pay such invoices and pay the fines imposed by the General Telecommunications Laws. That case has been suspended by order of the Minister until sentence is dictated in the judicial proceeding filed by VTR in 2000. The other case was filed by Telefónica Chile on June 6, 2003, for VTR’s non-payment of access charges in accordance with the contract signed between the parties. That case has been suspended until a sentence is issued in the first of the mentioned suits.

In turn, on December 21, 2005 Telefónica Chile sued VTR for non-payment of automatic reversal of charges service (800 service), in the amount of Ch$1,500 million, plus sums accrued during the course of the trial. VTR filed a countersuit for the same concepts in the amount of Ch$1,200 million. That judicial process is in first instance processing.

(iii) Manquehue Net

On June 24, 2003, Telefónica Chile filed a forced contract compliance with damage indemnity complaint against Manquehue Net in the amount of ThCh$3,647,689 in addition to the sums accrued during substantiation of the proceeding, before the mixed arbitration court of Mr. Víctor Vial del Río. Likewise, and on the same date, Manquehue Net filed a discounts compliance complaint (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of 700 service contract). On June 5, 2004, following the evidence presentation stage, the arbitrator summoned the parties to hear sentencing.

On April 11, 2005, the Court notified the first instance sentence that accepted the complaint filed by Telefónica Chile, condemning Manquehue Net to pay approximately Ch$ 452 million and at the same time accepted the complaint filed by Manquehue Net condemning Telefónica Chile to pay UF 47,600.

Telefónica Chile filed an appeal for annulment, which is currently pending before the Court of Appeals of Santiago.

28. Contingencies and restrictions, continued:

(iv) Chilectra and CGE:

In June 2006, Telefónica Chile filed complaints against Chilectra S.A. and Río Maipo (currently CGE Distribución), in which it requests a readjusted refund of the Reimbursable Financial Contributions (AFR) (“Aportes Financieros Reembolsables”) made by the Company between 1992 and 1998, in relation to the Electrical Law. The restitution amounts claimed are ThCh$899,658 and ThCh$117,350, respectively. The lawsuits have recently been notified and is at the discussion stage.

(v) Protection Motion:

On June 28, 2006 television channels UCTV and TVN filed a petition for protection against Telefónica Chile requesting suspension of the inclusion of such signals in the Digital Television Plan. On June 30, the Court of Appeals declared the petition inadmissible, which was confirmed on July 4, by rejection of the motion to appeal.

The complaint filed before the Supreme Court by the channels against the ministers integrating the Courtroom was declared inadmissible on July 13, 2006.

(vi) Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, among others, there are labor proceedings involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions, the Supreme Court has reviewed the sentences handed down on the matter, accepting the argument of the Company and ratifying the validity of the dismissals.

There are, in addition, other lawsuits involving former employees in some proceedings, whose staff severance indemnities have been paid and their termination releases signed, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a sentence favorable to the Company, rejecting the annulments.

Certain unions have filed complaints before the Santiago Labor Courts, requesting damage payments for various concepts.

Management and their internal and external legal counsel periodically monitor the evolution of the lawsuits and contingencies affecting the Company in the normal course of its operations, analyzing in each case the possible effect on the financial statements. Based on this analysis and on the information available to date, Management and their legal counsel believe that it is unlikely that the Company’s income and equity will be significantly affected by a loss contingency eventually represented by significant liabilities in excess of those already recorded in the financial statements.

(c) Financial restrictions

In order to develop its investment plans, the Company has obtained financing both in the domestic market and abroad (notes 15, 16 and 17), which establish among other things: clauses on the Company’s maximum debt.

The maximum debt ratio for these is 1.60.

Non-compliance with these clauses implies that all the obligations assumed in these financing contracts would be considered due and payable.

As of December 31, 2006 the Company complies with all financial restrictions.

29. Third party guarantees:

The Company has not received any guarantees from third parties.

30. Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

Description	Currency	2006	2005
		ThCh$	ThCh$

Total current assets:		296,291,385	324,991,956
Cash	Non-indexed Ch$	6,222,818	6,326,771
	Dollars	3,807,548	54,330
	Euros	44,594	43,137
Time deposits	Indexed Ch$	303,652	294,239
	Non-indexed Ch$	24,424,413	1,968
	Dollars	2,815,650	86,457,087
Marketable securities	Indexed Ch$	1,948,318	1,981,366
	Dollars	14,315,284	14,096,639
Notes and accounts receivable (1)	Indexed Ch$	39,493	-
	Non-indexed Ch$	189,017,503	163,657,874
	Dollars	1,773,251	4,012,556
	Euros	129,854	-
Accounts receivable from related companies	Non-indexed Ch$	12,995,478	12,053,601
	Dollars	4,425,984	2,493,227
Other current assets (2)	Indexed Ch$	8,538,175	2,827,190
	Non-indexed Ch$	21,169,688	30,143,564
	Dollars	4,306,562	540,175
	Brazilian Real	13,120	8,232
Total property, plant and equipment :		1,229,591,307	1,327,808,428
Property, plant and equipment and accumulated	Indexed Ch$
Depreciation		1,229,591,307	1,327,808,428
Total other long-term assets		90,893,557	94,253,845
Investment in related companies	Indexed Ch$	8,109,310	7,996,697
Investment in other companies	Indexed Ch$	4,179	4,179
Goodwill	Indexed Ch$	15,954,977	18,838,807
Other long-term assets (3)	Indexed Ch$	43,849,330	51,531,024
	Non-indexed Ch$	22,920,979	4,973,547
	Dollars	54,782	10,909,591

Total assets		1,616,776,249	1,747,054,229

Subtotal by currency	Indexed Ch$	1,308,338,741	1,411,281,930
	Non-indexed Ch$	276,750,879	217,157,325
	U.S. Dollars	31,499,061	118,563,605
	Euros	174,448	43,137
	Brazilian Real	13,120	8,232

(1)Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.
(2)Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets
(3)Includes the following balance sheet accounts: Long-term Debtors, Intangibles, Accumulated amortization and Others.

30. Local and Foreign Currency , continued:

A summary of the current liabilities in local and foreign currency is as follows:

Description	Currency	Up to 90 days				90 days up to 1 year

		2006		2005		2006		2005

		Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %

Short-term portion of obligations with banks and financial institutions
	Indexed Ch$	446,306	3.16	-	-	-	-	327,951	-
	Dollars	1,558,808	5.70	1,019,343	4.46	-	-	-	-

Obligations with the public (Commercial paper)	Non-indexed Ch$	-	-	23,217,737	3.10	-	-	35,068,089	3.60

Obligations with the public (Bonds payable)	Indexed Ch$	1,839,758	5.54	-	-	-	-	1,483,494	6.00
	Dollars	-	-	85,344,170	8.40	-	-	26,884,467	7.60

Long-term obligations maturing
within a year	Indexed Ch$	2,930	8.10	2,747	9.06	8,792	8.10	14,115	9.06

Accounts payable to related companies	Indexed Ch$	-	-	-	-	-	-	286,295	-
	Non-indexed Ch$	30,502,075	-	25,642,842	-	-	-	-	-
	Dollars	2,505,085	-	479,324	-	-	-	-	-

Other current liabilities (4)	Indexed Ch$	555,372	-	2,026,114	-	-	-	821,280	-
	Non-indexed Ch$					24,154,050
		115,765,844	-	121,927,299	-		-	5,221,218	-
	Dollars	16,952,763	-	5,133,496	-	9,250	-	367,928	-
	Euros	380,743	-	-	-	-	-	-	-
	Yen	785	-	-	-	-	-	-	-

TOTAL CURRENT LIABILITIES		170,510,469		264,793,072		24,162,842		70,474,837

Subtotal by currency	Indexed Ch$	2,844,366		2,028,861		8,792		2,933,135
	Non-indexed Ch$	146,267,919		170,787,878		24,154,050		40,289,307
	U.S. Dollars	21,016,656		91,976,333		-		27,252,395
	Euros	380,743		-		-		-
	Yen	785		-		-		-

(4) Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings, Income taxes, Unearned Income and Other current liabilities.

30. Local and Foreign Currency, continued:

A summary of the long-term liabilities in local and foreign currency is as follows:

Description	Currency	1 to 3 years 2006		3 to 5 years 2006		5 to 10 years 2006		over 10 years

		Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %

LONG-TERM LIABILITIES

Obligation with banks and
financial institutions	Indexed Ch$	-	-	79,858,500	5.70	-	-	-	-
	Dollars	186,336,500	5.70	65,185,831	3.16	-	-	-	-
Bonds payable	Indexed Ch$	-	-	55,009,140	3.75	11,132,803	6.00	-	-
Other long-term liabilities (5)	Indexed Ch$	34,280,242	-	4,300,302	-	3,883,407	-	67,127,739	-
	Non-indexed Ch$	437,714	-	452,161	-	4,585,421	-	7,522,016	-

TOTAL LONG-TERM LIABILITIES		221,054,456		204,805,934		19,601,631		74,649,755

Subtotal by currency	Indexed Ch$	34,280,242		139,167,942		15,016,210		67,127,739
	Non-indexed Ch$	437,714		452,161		4,585,421		7,522,016
	U.S. Dollars	186,336,500		65,185,831		-		-

A summary of the long-term liabilities in local and foreign currency for 2005 is as follows :

Description	Currency	1 to 3 years 2006		3 to 5 years 2006		5 to 10 years 2006		over 10 years

		Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %

LONG-TERM LIABILITIES

Obligation with banks and
financial institutions	Indexed Ch$	-	-	65,242,359	2.32	-	-	-	-
	Dollars	78,489,375	4.69	104,652,500	4.90	78,489,375	4.64	-	-
Bonds payable	Indexed Ch$	-	-	-	-	-	-	12,453,342	-
	Dollars	-	-	-	-	-	-	-	-
Other long-term liabilities (5)	Indexed Ch$	16,310,859	-	17,362,297	-	6,131,252	-	78,141,088	-
	Non-indexed Ch$	771,896	-	492,396	-	1,230,989	-	5,336,412	-

TOTAL LONG-TERM LIABILITIES		95,572,130		187,749,552		85,851,616		95,930,842

Subtotal by currency	Indexed Ch$	16,310,859		82,604,656		6,131,252		90,594,430
	Non-indexed Ch$	771,896		492,396		1,230,989		5,336,412
	U.S. Dollars	78,489,375		104,652,500		78,489,375		-

(5) Includes the following balance sheet accounts: Accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

31. Sanctions:

Neither the Company, nor its Directors and Managers have been sanctioned by the SVS or any other administrative authority during 2006 and 2005.

32. Subsequent events:

On January 24, 2007, the Board of Directors agreed to propose the payment of final dividend (No. 173), with a charge to 2006 net income, in the total amount of ThCh$ 12,866,433 equivalent to Ch$13.44234 per share, at the General Shareholders Meeting.

Management is unaware of any other significant subsequent events that have occurred between January 1 and 24, 2007, and that may affect the Company’s financial position or the interpretation of these consolidated financial statements.

33. Environment:

In the opinion of Management and the Company’s in-house legal counsel and because the nature of the Company’s operations do not directly or indirectly affect the environment, as of the closing date of these consolidated financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

34. Time deposits:

The detail of time deposits is as follows:

Placement	Institution	Currency	Principal ThCh$	Rate %	Maturity	Principal ThCh$	Accrued interest	2006 ThCh$

Sep 11,2006	BCO. SANTANDER SANTIAGO		$1,000,000	5.76	Mar 12,2007	1,000,000	17,760	1,017,760
Sep 13,2006	BCO. SANTANDER SANTIAGO		$1,800,000	5.82	Mar 12,2007	1,800,000	31,719	1,831,719
Sep 26,2006	BCO. SANTANDER SANTIAGO		$1,000,000	5.76	Mar 12,2007	302,518	15,360	1,015,360
Sep 27,2006	BCO. SANTANDER SANTIAGO		$1,000,000	5.76	Mar 12,2007	1,000,000	15,200	1,015,200
Oct 2,2006	BCO.CHILE		$800,000	5.76	Mar 12,2007	800,000	11,520	811,520
Nov 30,2006	BCO.ESTADO		$1,500,000	5.64	Feb 26,2007	1,500,000	7,285	1,507,285
Dec 4,2006	CORPBANCA		$1,600,000	5.64	Feb 12,2007	1,600,000	6,768	1,606,768
Dec 5,2006	BCO. CREDITO E INVERSIONES	UF	16	5.90	Mar 06,2007	302,368	1,284	303,652
Dec 7,2006	BCO. CREDITO E INVERSIONES	USD	134	5.25	Jan 08,2007	71,494	250	71,744
Dec 7,2006	BCO. CREDITO E INVERSIONES	USD	151	5.25	Jan 08,2007	80,126	280	80,406
Dec 20,2006	BCO. CREDITO E INVERSIONES		$1,000,000	6.00	Jan 22,2007	1,000,000	1,833	1,001,833
Dec 20,2006	CORPBANCA		$1,100,000	5.88	Jan 22,2007	1,100,000	1,976	1,101,976
Dec 20,2006	CORPBANCA		$2,000,000	5.88	Jan 22,2007	2,000,000	3,593	2,003,593
Dec 21,2006	BCO. CREDITO E INVERSIONES		$3,000,000	6.00	Jan 22,2007	3,000,000	5,000	3,005,000
Dec 26,2006	BCO. CREDITO E INVERSIONES		$1,700,000	6.00	Feb 20,2007	1,700,000	1,417	1,701,417
Dec 27,2006	ABN AMRO BANK	USD	5,000	5.24	Jan 04,2007	2,661,950	1,550	2,663,500
Dec 27,2006	BCO.CHILE		$2,800,000	6.00	Jan 31,2007	2,800,000	1,867	2,801,867
Dec 29,2006	BCO.CHILE		$1,000,000	5.52	Jan 29,2007	1,000,000	307	1,000,307
Dec 29,2006	BCO.CHILE		$1,500,000	4.92	Jan 29,2007	1,500,000	410	1,500,410
Dec 29,2006	BCO. SANTANDER SANTIAGO		$1,928	-	Jan 31,2007	1,928	-	1,928
Dec 29,2006	HSBC BANK		$1,500,000	5.64	Feb 1,2007	1,500,000	470	1,500,470

		Total				27,417,866	125,849	27,543,715

35. Accounts payable:

The detail of the accounts payable balance is as follows:

Description		2006	2005
		ThCh$	ThCh$

Suppliers
Chilean		78,616,641	62,726,184
Foreign		23,397,546	5,116,358
Provision for work in progress		5,202,071	10,245,219

	Total	107,216,258	78,087,761

36. Other accounts payable:

The detail of other accounts payable is as follows:

Description		2006	2005
		ThCh$	ThCh$

Exchange insurance contract payables		71,930	3,158,496
Billing on behalf of third parties		6,172,602	6,254,068
Accrued supports		1,258,297	1,026,799
Carrier service		6,371,448	8,583,010
Others		52,690	1,917,399

	Total	13,926,967	20,939,772

Antonio José Coronet	José Molés Valenzuela
General Accountant	General Manager

Management’s Discussion and Analysis of the Consolidated Financial Statements

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

2

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

TABLE OF CONTENTS

1.	Highlights	3
2.	Volume Statistics, Statement of Income and Results by Business Area	5
3.	Analysis of Results for the Year
	3.1 Operating Income	7
	3.2 Non-operating Income	8
	3.3 Net Income	9
	3.4 Results by Business Area	10
4.	Statement of Cash Flows	11
5.	Financial Indicators	12
6.	Explanation of the Main Difference Between Market
	or Economic Value and Book Value of the Company’s Assets	13
7.	Analysis of Markets, Competition and Relative Market Share	14
8.	Analysis of Market Risk	16

3

1. HIGHLIGHTS

Collective Bargaining Processes

During the year 2006, the Company successfully completed the collective bargaining processes with seven existing union organizations, which altogether comprise 2,191 employees, representing 97% of union employees. The main issues incorporated in the collective agreements were related to remuneration variability, in accordance with the structure of compensation levels and as a function of the Company’s income, and annual readjustments of labor benefits and conditions. The average duration of these agreements is 48 months.

Decrease in Financial Debt

Telefónica Chile has continued to improve its level of indebtedness and financial ratios through a decrease in the debt level in 2006. As of December 31, 2006, the financial debt reached Ch$401,388 million, reflecting a 20.8% decrease with respect to the financial debt of Ch$512,672 million recorded as of December 31, 2005. The decrease in the indebtedness levels, together with the improved financing conditions, translated into a decrease of 35.3% in financial expenses as of December 31, 2006.

Dividend Policy

Telefónica Chile

On September 21, 2004, after taking into consideration the cash situation, levels of projected investment and solid financial indicators, the Company’s Board of Directors modified the dividend distribution policy, from 30% to 100% of net income generated during the respective year. These dividends will be paid through an interim dividend in November of each year and a final dividend in May of the following year. The dividend policy for 2006 was informed at the Shareholders’ Meeting of April 20, 2006.

Telefónica Larga Distancia

On September 23, 2006, the Board of Directors of Telefónica de Larga Distancia agreed to modify the dividend policy and established its intention to distribute 30% of net income generated during the respective year, through a final dividend in May of each year, which will be proposed at the General Shareholders’ Meeting.

Capital Reduction

The Special Shareholders’ Meeting held on April 20, 2006 approved modification of the Company bylaws in order to reduce capital by ThCh$40,200,514, to distribute additional cash to the shareholders in 2006. That first capital reduction was equivalent to Ch$42 per share and Ch$168 per ADR.

4

Permit for Limited Satellite and Cable Television Service

Through Exempt Resolution No. 1605 of December 23, 2005, the Undersecretary of Telecommunications (“Subtel”) granted Telefónica Multimedia Chile S.A. (formerly Tecnonáutica S.A.) a limited satellite television service permit to operate throughout the national territory for a renewable 10-year term. In addition, Telefónica Multimedia has a limited cable television service permit to provide services through the broadband network of Telefónica Chile.

Telefónica Multimedia began commercialization of the satellite television service. In turn, Telefónica Chile began commercializing a bundled service which includes voice, pay television and broadband.

Modifications of the Regulatory Framework: Extension of the Length of Public Telephone Services Subscriber Number

By means of Resolution No. 1120 of September 28, 2005, published in the Official Gazette on October 4, 2005, Subtel set a period of 10 months to extend the local telephone numbers in the Primary Zones of Valparaiso and Concepción by one digit. Furthermore, by means of Decree No. 400, of October 4, 2005, issued by the Ministry of Transport and Telecommunications, the Fundamental Telephone Numbering Technical Plan was modified in order to define the virtual mobile network area code with the number 09, and by means of Exempt Resolution No. 27 of 2006, August 19, 2006 was established as the date on which the new virtual mobile area code will begin operating.

Telefónica Chile is performing the network and systems modifications needed to enable the new regulatory requirements related to telephone numbers, which are operating normally.

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2. VOLUME STATISTICS, STATEMENTS OF INCOME AND RESULTS BY BUSINESS AREA

TABLE No. 1
VOLUME STATISTICS

DESCRIPTION	DECEMBER	DECEMBER	VARIATION
	2005	2006	Q	%

Lines in Service (end of period)	2,440,827	2,215,629	- 225,198	-9%
Normal	1,386,622	891,032	- 495,590	-36%
Plans	520,210	963,627	443,417	85%
Prepaid	533,995	360,970	- 173,025	-32%
Broadband	314,177	495,479	181,302	58%
DLD Traffic (thousands) Total minutes (188+120)	601,658	542,141	- 59,517	-10%
ILD Traffic (thousands) Outgoing minutes (188+120)	65,582	68,123	2,541	4%
IP Dedicated	10,869	12,634	1,765	16%
Digital Television	-	94,209	n.d.	n.d.

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TABLE No. 2

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS

ENDED DECEMBER 31,2006 AND 2005

(Figures in millions of pesos as of December 31, 2006)

DESCRIPTION	JAN–DEC	JAN-DEC	VARIATION (2006/2005)
	2005	2006	ThCh$	%

OPERATING REVENUES
FIXED TELECOMUNICATIONS	450,748	439,548	(11,200)	-2.5%
Basic Telephony	300,464	264,380	(36,084)	-12.0%
Fixed Charge	126,134	80,678	(45,456)	-36.0%
Variable Charge	98,943	69,869	(29,074)	-29.4%
Connections and Other Installations	3,349	1,482	(1,867)	-55.7%
Flexible Plans (Minutes)	46,687	90,429	43,742	93.7%
Value Added Services	19,884	16,562	(3,322)	-16.7%
Other Basic Telephony Services	5,467	5,360	(107)	-2.0%
Broadband and Broadband Plus Voice	43,802	61,297	17,495	39.9%
Access Charges and Interconnections (1)	44,929	51,221	6,292	14.0%
Domestic Long Distance (DLD)	10,561	8,494	(2,067)	-19.6%
International Long Distance (ILD)	2,421	1,597	(824)	-34.0%
Other Interconnection Services	31,947	41,130	9,183	28.7%
Other Fixed Telephony Services	61,553	62,650	1,097	1.8%
Advertising in Telephone Directories	5,482	4,342	(1,140)	-20.8%
ISP (Switchboard and Dedicated)	2,583	2,226	(357)	-13.8%
Telemergencia (Security Services)	8,251	8,825	574	7.0%
Public Phones	10,025	9,963	(62)	-0.6%
Interior Installation and Equipment Rental	31,331	30,654	(677)	-2.2%
Equipment Commercialization	3,881	2,848	(1,033)	-26.6%
Other	-	3,792	3,792	s.c.
LONG DISTANCE	59,190	58,922	(268)	-0.5%
Long Distance	23,757	22,080	(1,677)	-7.1%
International Service	19,873	22,549	2,676	13.5%
Network Capacity and Circuit Rentals	15,560	14,293	(1,267)	-8.1%
CORPORATE COMMUNICATIONS	79,853	76,113	(3,740)	-4.7%
Terminal Equipment	13,659	11,318	(2,341)	-17.1%
Complementary Services	14,974	13,732	(1,242)	-8.3%
Data Services	28,709	26,757	(1,952)	-6.8%
Dedicated Links and Others	22,511	24,306	1,795	8.0%
OTHER BUSINESSES (2)	3,113	2,621	(492)	-15.8%

TOTAL OPERATING REVENUES	592,904	577,204	(15,700)	-2.6%

Salaries	(80,738)	(68,648)	12,090	-15.0%
Depreciation	(200,784)	(207,282)	(6,498)	3.2%
Other Operating Costs	(222,457)	(218,650)	3,807	-1.7%

TOTAL OPERATING COSTS	(503,979)	(494,580)	9,399	-1.9%

OPERATING INCOME	88,925	82,624	(6,301)	-7.1%

Interest Income	8,153	4,437	(3,716)	-45.6%
Other Non-operating Income	3,171	1,617	(1,554)	-49.0%
Income from Investment in Related Companies (3)	1,715	1,915	200	11.7%
Interest Expenses	(30,121)	(19,480)	10,641	-35.3%
Amortization of Goodwill	(1,617)	(2,223)	(606)	37.5%
Other Non-operating Expenses	(13,352)	(16,645)	(3,293)	24.7%
Price-level restatement	2,962	666	(2,296)	-77.5%

NON-OPERATING INCOME	(29,089)	(29,713)	(624)	2.1%

INCOME BEFORE INCOME TAX	59,836	52,911	(6,925)	-11.6%

Income taxes	(34,093)	(29,600)	4,493	-13.2%
Minority Interest	(31)	42	73	s.c.

NET INCOME (4)	25,712	23,353	(2,359)	-9.2%

(1) Due to accounting consolidation does not include access charges of Telefónica Larga Distancia.
(2) Includes revenues from T-gestiona, Telepeajes and Fundación.
(3) For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses).
(4) For comparison purposes, certain reclassifications have been made to the 2005 statements of income.

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3. ANALYSIS OF INCOME FOR THE PERIOD

3.1 OPERATING INCOME

As of December 31, 2006, operating income amounted to Ch$ 82,624 million, which represents a 7.1% decrease with respect to the previous year.

Operating Revenue

Operating revenue for the year amounted to Ch$577,204 million, or a decrease of 2.6% in relation to operating revenue for the year 2005 of Ch$592,904 million. This variation was mainly the result of the decrease in revenues from basic and corporate communications service due to lower traffic and revenues recorded in the year.

Fixed Telephony Revenues: Fixed telephony revenues decreased 2.5% with respect to the previous year, mainly due to a drop of 12.0% in basic telephony revenues, which resulted from a 29.4% decrease in variable charge revenues. This decrease shows the effect of lower revenues derived from the downturn in traffic per line and migration of customers to flexible plans. Similarly, fixed charge revenues from the fixed monthly network connection charge dropped 36.0% . This change is mainly explained by the incorporation of customers to flexible plans, which grew by 93.7% with respect to the previous year. Consequently, the incorporation of customers to flexible plans contributed positively to income, growing Ch$ 43,742 million with respect to the previous year. Revenues from connections and other installations are 55.7% below the previous year’s level, whereas value-added service revenues decreased by 16.7%, mainly due to the drop in average lines in use. Other basic telephony services revenues dropped by 2.0% .

Revenues from broadband services have shown sustained growth, reaching Ch$ 61,291 million, or 39.9% growth, in 2006, as compared to Ch$ 43,802 million in 2005.

Access charges and interconnections increased by 14.0%, mainly due to the 28.7% increase in other interconnection services, where there were particularly noteworthy increases in network rental services, carrier information and connection services, and unbundling services. On the other hand, there was a 19.6% drop in revenues from international long distance access charges and a 34.0% drop in domestic long distance.

Revenues from other fixed telephony businesses increased 1.8%, equivalent to Ch$ 1,097 million.

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This change is primarily explained by an increase of Ch$ 624 million in Telemergencia’s revenues, with respect to 2005, and television service in the amount of Ch$ 3,792 million. The increase was offset by a drop of Ch$ 1,033 million from commercialization of equipment, Ch$ 677 million from interior installation and equipment rental; Ch$ 1,140 million from telephone book advertising; and Ch$377 million from switchboard and dedicated ISP.

Long Distance: Revenues from long distance services decreased by 0.5% in comparison to 2005, due to a decrease of 7.1% in DLD and a decrease of 8.1% in Network Capacity and Circuit Rentals. However, the decline was offset by an 13.5% increase in ILD income from international services revenue, due to correspondent charges recorded during the third and fourth quarter of 2005.

Corporate Communications: Revenue from corporate communications decreased 4.7% with respect to the previous year, due to decreases in all lines of business: 6.8% in data services, 17.1% in sales of terminal equipment, and 8.3% in complementary services. This was partly offset by a 8.0% increase in revenues from circuits and others.

Other Businesses: Revenue from other businesses decreased 15.8%, mainly because of lower revenues from the subsidiary Telepeajes (automatic toll services) and revenue obtained in 2005 by Fibragalería.

Operating Costs

Operating costs for the period amounted to Ch$ 494,580 million, decreasing by 1.9% in relation to 2005, when they amounted to Ch$ 503,979 million. This change is mainly explained by a Ch$12,090 million decrease in remunerations as a product of the restructuring performed at the beginning of 2006. Furthermore, there was a 1.7% drop in other operating costs, which was offset by an increase in depreciation costs.

3.2 NON-OPERATING INCOME

Non-operating income obtained in the period ended on December 31, 2006 shows a loss of Ch$ 29,713 million, whereas in the previous period it was a loss Ch$ 29,089 million, which implied a 2.1% greater loss. Where:

Financial income decreased 45.6%, mainly because in 2005 the greater volume of funds in the 2005 period was temporarily allocated to financial investments.

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Other non-operating income amounted to Ch$1,617 million, which is lower than the Ch$3,171 million in 2005. This difference is mainly because of lower income obtained on the sale of recovered material, as well as the positive effect of the sale of Intelsat shares on 2005 net income.

Financial expenses decreased by 35.3% in 2006, as a product of lower interest-bearing debt and to an improvement in the international risk rating from BAA2 to BAA1

Amortization of goodwill increased Ch$606 million in relation to 2005, mainly because of the full amortization of the goodwill of Tecnonaútica, during the first quarter of 2006, due to the restructuring of the Telefonica Chile group.

Other non-operating expenses amounted to Ch$16,645 million, a Ch$3,293 million increase with respect to 2005. This increase is explained by the costs incurred in the personnel restructuring that took place at the beginning of 2006.

The Company recorded positive net price-level restatement in 2006 in the amount of Ch$666 million, mainly due to the variations in the CPI, UF and exchange rate. It should be noted that the Company’s hedging activities covered 100% of exchange rate fluctuations and 84% of interest rate fluctuations. As a result of the Chilean peso-U.S. dollar exchange rate hedges, the effect of exchange rate variation in 2005 and 2006 was neutral.

3.3 NET INCOME FOR THE PERIOD

The Company recorded net income of Ch$23,353 million for the 2006 period, compared to Ch$25,712 million in 2005. The lower income obtained in 2006 is explained by a 7.1% decrease in operating income, and a 2.1% decrease in the non-operating loss which effects were partially offset by the drop in income taxes.

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3.4 RESULTS BY BUSINESS AREA

1. Fixed Telecommunications Business: For the fixed telecommunications business, the Company recorded a net loss of Ch$742 million for the year ended December 31, 2006, which is comparatively lower than the net income of Ch$ 12,219 million recorded for the year 2005. The difference is explained in part by lower operating income, which results from lower operating revenues and higher operating costs, and in part by higher non-operating losses, mainly due to the restructuring cost incurred during the first quarter of 2006.

2. Corporate Communications Business: The corporate communications business contributed net income of Ch$13,296 million, a 20.9% increase in relation to 2005, when net income was Ch$11,002 million. The increase is mainly explained by higher operating income, due to the decrease in payroll costs, as well as smaller non-operating losses.

3. Long Distance Business: The Company recorded net income of Ch$15,121 million for the long distance business for the year ended December 31, 2006. This figure exceeds 2005 net income of Ch$1,645 million, as a result of improvements in both operating income and non-operating income, owing to the changes in international businesses, which required the recognition of extraordinary charges during the third quarter of 2005.

4. Other Businesses Other businesses mainly include the services of Telefónica Multimedia, Instituto Telefónica, T-gestiona and Fundación . These businesses altogether generated a net loss of Ch$4,322 million in 2006, whereas during the same period the previous year they generated net income of Ch$846 million. This is mainly due to entry in the operation of the television business through Telefónica Multimedia; in addition to lower income obtained by Fundación and Instituto Telefónica Chile (formerly Telepeajes).

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4. STATEMENT OF CASH FLOWS

TABLE No. 4
CONSOLIDATED CASH FLOWS
(Figures in millions of pesos as of December 31, 2006)

DESCRIPTION	JAN-DEC	JAN-DEC	VARIATION
	2005	2006	ThCh$	%

Cash and cash equivalents at beginning of period	166,218	97,262	-68,956	-41.49%
Net cash from operating activities	226,267	234,756	8,489	3.75%
Net cash from financing activities	(205,394)	(180,343)	25,051	-12.20%
Net cash from investing activities	(88,254)	(109,464)	(21,210)	-24.03%
Effect of inflation on cash and cash equivalents	(1,575)	(864)	711	-45.14%
Cash and cash equivalents at end of period	97,262	41,347	-55,915	-57.49%
Net change in cash and cash equivalents for the year	68,956	55,915	13,041	-18.91%

The net negative variation in cash and cash equivalents of Ch$55,915 million in cash flows for the 2006 period, compared to the negative variation of Ch$68,966 million in 2005, is because of a decrease in cash flows from financing activities in 2006. The decrease is mainly caused by a lower distribution of dividends. In addition greater cash flows were obtained from operating activities. These effects were offset by lower cash flows allocated to investment activities due to a decrease in investment in short-term instruments.

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5. FINANCIAL INDICATORS

TABLE No. 5
CONSOLIDATED FINANCIAL INDICATORS

DESCRIPTION	JAN-DEC		JAN-DEC
	2005		2006

LIQUIDITY RATIOS
Current Ratio
(Current Assets / Current Liabilities)		0.97		1.52

Acid Ratio
(Most liquid assets / Current Liabilities)		0.33		0.28

DEBT RATIOS
Leverage Ratio
(Total Liabilities / Shareholders’ Equity)		0.84		0.79

Long-term Debt Ratio
(Long-term Liabilities / Total Liabilities)		0.58		0.73

Financial Expenses Coverage
(Income Before Taxes and Interest / Interest Expenses)		2.72		3.49

RETURN AND EARNINGS PER SHARE RATIOS
Operating Margin
(Operating Income / Operating Revenues)		15.0%		14.31%

Return on Fixed Assets
(Operating Income / Net Property, Plant and Equipment (1) )		6.2%		6.2%

Earnings per Share
(Net Income / Average number of paid shares each year)		Ch$26.31		Ch$24.4

Return on Equity
(Income / Average shareholders’ equity)		2.60%		2.53%

Profitability of Assets
(Income/Average assets)		1.38%		1.38%

Operating Assets
(Net income / Average operating assets (2) )		1.85%		6.46%

Return on Dividends
(Paid dividends / Market Price per Share)		10.8%		24.4%

ACTIVITY INDICATORS
Total Assets	MCh$	1,747,054	MCh$	1,616,776
Sale of Assets	MCh$	1,346	MCh$	1,035
Investments in other companies and property, plant and	MCh$	78,006	MCh$	44,499
equipment

Inventory Turnover
(Cost of Sales / Average Inventory)		2.78		2.15

Days in Inventory
(Average Inventory / Cost of sales times 360 days)		129.6		167.49

(1) Figures at the beginning of the year, restated.
(2) Property, plant and equipment are considered operating assets

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The key points from the table above are the following:

The current ratio increase is the result of a 8.8% drop in current assets and a 31.9% drop in current liabilities. The change in current liabilities is explained by a decrease in financial debt in comparison to December of the previous year.

The decrease in the leverage ratio is explained by a 10.7% drop in total liabilities as well as a 4.7% decrease in shareholders’ equity, which was the result of both the distribution of retained earnings through the payment of dividends and the capital decrease.

6. EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY’S ASSETS

Due to market imperfections regarding the capital assets of the sector, there is no economic or market value that can be compared to their accounting values. However, there are certain buildings with a book value equal or close to zero. These buildings have a market value, but it is not significant with respect to the Company’s assets in the aggregate.

For other assets with a referential market value, such as marketable securities (shares and promissory notes), provisions have been established when the market value is less than the book value.

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7. ANALYSIS OF MARKETS, COMPETITION AND RELATIVE MARKET SHARE

Relevant Industry Information

During the year 2006, the sector has begun to develop the concept of convergence of services and hybrid wireless solutions.

The most relevant event was the launch of Telefónica Chile’s Satellite Digital TV during the second quarter of 2006. The launch of this new product was followed by rapid growth in bundled offers of voice, broadband and pay TV services. Other fixed telephony operators have replicated this offer through alliances with satellite operators.

Wireless technology continues its development through deployment of Telefónica Chile’s WiFi solutions, the launching of Telsur’s PHS (Personal Handy System), and the recent entrance of Transam to local telephony through the GSM standard. In turn, Entel announced the completion of the upgrade of its WLL network to Wimax.

The mobile sector continues to be highly dynamic. This year has been marked by the massive migration of Telefónica Móviles and América Móviles to the GSM standard. América Móviles changed its local brand from Smartcom to Claro toward the end of July 2006.

Market Evolution

Estimates indicate that as of December 2006 the fixed-line market had approximately 3.3 million lines, a drop of 4.7% with respect to December 2005. Within fixed voice consumption, there were decreases of 5.8% in local consumption, 11.5% in DLD and 15.3% in ILD with respect to the same period the previous year.

According to estimates, as of December 2006 the mobile telephone market had a total of 12.9 million subscribers, which represents growth of 14% in comparison to December 2005.

The Internet market continues with the migration from switchboard access to broadband. In 2006 there was a 61% decrease in switchboard market access, with an estimated total of 2.1 billion annual minutes, and a 39% increase in the Broadband market, with 1,020,000 accesses, 58% of which use ADSL technology.

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Relative Market Share

The following table shows the relative market share of Telefónica Chile in the markets where it participates:

			Telefónica
Business	Market Share	Market Penetration	Chile’s Position
			in the Market

Fixed Telephony	68%	19.8 lines / 100
		inhabitants	1

	36%	86 minutes /	1
Domestic Long Distance		inhabitant per year

	34%	12 minutes /	2
International Long Distance		inhabitant per year

Corporate Communications	44%	Ch$ 200,927 million	1

Broadband	49%	1,020,000 Connections	1

Security Services	28%	198,000 Connections	2

Pay TV	9%	1,077,000 Customers	2

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8. ANALYSIS OF MARKET RISK

Financial Risk Coverage

Due to the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and in certain cases at a floating interest rate. Consequently, the Company faces two types of financial risks: the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate hedging instruments. The purpose of these instruments is to reduce the negative impact of fluctuations of the dollar on Company results. The percentage of interest-bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are Cross Currency Swaps and dollar/UF and dollar/peso exchange insurance.

As of December 31, 2006, the interest-bearing debt in original currency expressed in dollars was US$ 749 million, including US$ 500 million in dollar – denominated financial liabilities, and US$ 249 million of debt expressed in UF. In this manner US$ 500 million corresponds to debt directly exposed to the variations of the dollar.

During the period, the Company had Cross Currency Swaps, dollar/peso exchange insurance and assets in dollars that resulted, as of the end of the fourth quarter 2006, in close to 0% exposure to foreign exchange fluctuations.

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

As of December 31, 2006, the Company had debt at the variable interest rates Libor and TAB, mainly for bank loans.

To protect the Company from increases in the floating interest rates, derivative financial instruments have been used, particularly Cross Currency Swaps (which cover the Libor rate), to limit the future fluctuation of interest rates. As of December 31, 2006, the use of these swaps has allowed the Company to limit its exposure to 16% of the total interest-bearing debt in Chilean pesos.

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Industry Risks

Public Tender to Grant Wireless Local Public Telephone Concessions on the 3,400 – 3,600 MHz Frequency Band

On September 15, 2005, the companies participating in the public tender called by Subtel to grant wireless local public telephone concessions on the 3,400 – 3,600 MHz band delivered their proposals.

The companies participating in the tender were Telefónica Chile, Telmex Servicios Empresariales, MIC Chile S.A. (owned by Telmex Chile) and VTR.

On December 13, 2005, Subtel informed that VTR and Telmex were awarded the concessions to offer wireless local telephone throughout the country, through the preferential rights of both companies.

Telefónica Chile appealed the awarding of the concessions in conformity with the procedure established in the General Telecommunications Law. Additionally on December 27, 2005 Telefónica Chile filed a public law motion to vacate before the 2nd Civil Court of Santiago against the Ministry of Transportation and Telecommunications and Subtel, requesting that the recognition of the preferential right of Telmex Servicios Empresariales S.A. be declared null. The Court accepted the mentioned complaint for processing. On February 1, 2006, Telefónica Chile presented a complaint before the General Controllership of the Republic, claiming that the provisions for the Bases of the Public Tender to grant concessions are illegal.

On January 4, 2007, the Official Gazette published the decree that grants Telmex the national coverage concession. Regarding the decrees that grant VTR regional coverage, the Contraloría General de la República requested a report on the illegality complaint from Subtel.

Regarding the projects corresponding to Regions XI and XII, the Ministry of Transportation and Telecommunications communicated that by means of Resolutions No. 64 and No. 65, both of January 20, 2006, it assigned the regional concessions to provide wireless local telephone services in Regions XI and XII to Telefónica Chile, since it was the only bidder.

Modifications of the Regulatory Structure

Commission of telecommunications experts

On May 17, 2006, the Ministry of Transportation and Telecommunications formed a commission of experts in order to prevent the regulation and the regulator from becoming obsolete. The first stage of the work involved proposing the terms of reference of the telecommunications market review. The second stage involves proposing the regulation in accordance with industry requirements, generating greater competition, eliminating entry barriers, and identifying consumer rights and guarantees.

18

The commission of experts issued the “Strategic Review of Telecommunications Regulation – Term of Reference” document ( “Revisión Estratégica de la Regulación de las Telecomunicaciones - Termino de Referencia”) published on October 11, 2006, which contains the terms of reference for the future review of the telecommunications sector and identifies among basic policy aspects: promotion of competition, regulation of access rates and charges, management of the radio-electric spectrum, equal access to basic telecommunications services, quality of service and regulatory institution.

Public consultation on “Removal of Obstacles for the Development of Telecommunications in the Short-term”

On May 18, 2006, the Undersecretary of Telecommunications carried out a public consultation in order to identify the barriers and obstacles detected in the technical and regulatory standards that do not allow efficient market development in terms of competition, investment incentives and protection of the interests of customers and users of telecommunications services. This public consultation seeks to proceed with the derogations, modifications, formal interpretations or incorporations for any obsolete, ambiguous or missing standard in order to achieve a more equitable, competitive sector that protects society, which can be carried out in the short-term.

On October 13, 2006, the Undersecretary of Telecommunications published a Document of Response to the 350 contributions received from Telefónica Chile, Movistar and other companies in the sector. The document indicates the commitments and actions that Subtel acquires in respect to 36 issues to be addressed during 2006 and 10 issues to be addressed in 2007

Public consultation of “Bill Modifying Law No. 18168 (The General Telecommunications Act) in order to Create a Panel of Experts to Resolve Disputes Arising in the Telecommunications Sector”

On September 6, 2006, the Undersecretary of Telecommunications carried out a formal consultation on a bill aimed at creating a Panel of Experts, made up of seven professionals, to resolve disputes in the telecommunications sector. The document proposes, among other things, a list of matters to be resolved by the Panel, the panel’s powers and duties, its composition (five engineers and two lawyers named by the Antitrust Commission), and the areas where it lacks jurisdiction. The costs of the panel will be borne by the concession holders on a prorated basis, which may take into account the value of their assets and/or the estimated number of disputes affecting them, as well as, the nature and complexity of these disputes.

Telefónica Chile submitted its proposal and comments in due time, along with Movistar, Telmex, Telefónica del Sur y Telcoy, GTD, VTR, Entel, SOFOFA, Colegio de Ingenieros, and Instituto Libertad y Desarrollo.

The Ministry of Transportation and Telecommunications, through the Undersecretary of Telecommunications is preparing an amended draft of the General Telecommunications Act.

19

Public consultation on “Regulation of Internet voice public services”.

On December 19, 2006, the Undersecretary of Telecommunications announced a public consultation on a bill created to define the conditions to be adhered to by any party interested in providing public voice over internet services. The deadline to submit these comments and proposals is January 19, 2007.

Public hearings on Digital Terrestrial Television standard

On November 17, 2006, Telefónica Chile S.A. participated in the Public Hearings on the introduction of Digital Terrestrial Television in Chile. The Ministry of Transportation and Telecommunications began the first program of public hearings with the participation of the President of the National Television Council, representatives of Organismo de Medios FUCATEL and VTR Banda Ancha S.A.

The second, third and fourth hearings were held and on November 24, December 15 and December 19, respectively.

The Undersecretary of Telecommunications reported that the technical standard on Terrestrial Digital Television will be informed in January of 2007, once the study performed and the public hearings are completed.

Bill modifying the free competition law.

On June 6, 2006, the Government announced a legal initiative that seeks to modify the law on free competition to eliminate the risks implicit in market concentration. This initiative is aimed at taking preventive action and increasing the maximum penalty that the Antitrust Commission may impose from 20,000 to 30,000 Annual Tax Units (US $22 million).

Implementation of SAP System

As part of its ongoing efforts to improve customer service, Telefónica Chile has decided to implement a world class ERP application. Implementation of this system, which will contribute to better performance and generate operating cost efficiencies, was completed in August 2006.

This implementation includes the financial-economic and logistical processes of companies that form part of the Telefónica Chile Group.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 01, 2007

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Julio Covarrubias F.
Name: Julio Covarrubias F. Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.